Exhibit 2.1

DATED: 21 October 2016

Business Sale Agreement

between

Tornier SAS

as the Seller

and

Corin France SAS

as the Buyer

and

Corin Orthopaedics Holdings Limited

as the Buyer’s Guarantor

and

the other parties listed in this Agreement

as the Local Sellers and the Local Buyers

relating to

the sale and purchase of the Arc Business

1

CONTENTS

1.	Interpretation		2

	1.1	Definitions	2

	1.2	Construction of certain references	12

	1.3	Joint and several liability	13

2.	Sale and purchase		13

	2.1	Sale and purchase of the Arc Business	13

	2.2	Excluded Assets	15

	2.3	Assumption and exclusion of Liabilities	16

	2.4	Wrong pockets	17

3.	Purchase Price		17

	3.1	Purchase Price	17

	3.2	Allocation of the Closing Purchase Price	17

	3.3	Adjustment of the Closing Purchase Price	18

	3.4	Absence of escrow	20

4.	Signing		20

	4.1	General	20

	4.2	Seller’s deliveries	21

	4.3	Buyer’s deliveries	21

	4.4	Local Transfers	21

	4.5	Accounting books	22

5.	Representations and warranties of the Buyer and the Buyer’s Guarantor		22

	5.1	Corporate organisation, power and authority	22

	5.2	No conflict	22

	5.3	Good standing	22

	5.4	Immediately available funds	23

	5.5	Employee representatives	23

i

	5.6	Governmental authorisations	23

6.	Representations and warranties of the Seller		23

	6.1	General	23

	6.2	Scope of the Seller’s Warranties	27

7.	Indemnification		28

	7.1	Principles of indemnification	28

	7.2	Procedure of indemnification	28

	7.3	Limitations on payments	30

	7.4	Duty to mitigate	32

	7.5	Global liability cap	32

8.	Covenants		33

	8.1	Transfer of the Material Contracts	33

	8.2	Use of the Tornier Trademark	33

	8.3	Transfer of the Arc Intellectual Property Rights	33

	8.4	Transfer of the Books and Records	34

	8.5	Transferred Employees	34

	8.6	French Leaseholds	35

	8.7	Further assurance	35

	8.8	Further trading and trade enquiries	36

	8.9	Transfer of the Relevant Registrations and Qualifications	36

	8.10	Manufacturing Assets	36

	8.11	Taxes	37

	8.12	Non-solicitation and non-hiring	38

	8.13	Non-compete undertaking – Restrictions on the Seller	38

	8.14	Non-compete undertaking – Restrictions on the Buyer	38

	8.15	Confidential information of the Seller not relating to the Arc Business	39

9.	General provisions		40

ii

9.1	Confidentiality	40

9.2	Announcements	40

9.3	Successors and assigns	40

9.4	Whole agreement and amendments	41

9.5	Invalidity	41

9.6	Notices	41

9.7	Governing law	42

9.8	Arbitration clause	42

9.9	Statement of fairness in relation to France	43

9.10	Filings in relation to France	43

9.11	Transfer Taxes	43

9.12	Costs and expenses	43

9.13	VAT	43

iii

THIS AGREEMENT is dated 21 October 2016 and made

BETWEEN:

(1)	Tornier SAS, a limited liability company organised under the laws of France, registered with the Trade and Companies Registry of Grenoble under number 070 501 275, and having its registered office at 161 rue Lavoisier, 38330 Montbonnot-Saint-Martin, France (the “Seller”);

AND:

(2)	Corin France SAS, a limited liability company organised under the laws of France, registered with the Trade and Companies Registry of Grenoble under number 822 540 043, and having its registered office at 157 rue Lavoisier, 38330 Montbonnot-Saint-Martin, France (the “Buyer”);

AND:

(3)	the Local Sellers and the Local Buyers, as such terms are defined below in clause 1.1;

AND:

(4)	Corin Orthopaedics Holdings Limited, a limited liability company organised under the laws of England, registered under number 08138559, and having its registered office at The Corinium Centre, Love Lane Industrial Estate, Cirencester, Gloucestershire GL7 1YT, England (the “Buyer’s Guarantor”).

The Seller and the Buyer are hereafter referred to collectively as the “Parties” and individually as a “Party”.

BACKGROUND:

A.	The Seller is engaged, amongst other things, in a business involving the manufacture and distribution of hip and knee orthopaedic implants (the “Arc Business”). The Seller operates the Arc Business directly and through the Local Sellers, mainly in France where the French Plant is located and, more generally, in the Territories.

B.	The Seller and the Local Sellers hereby sell and transfer to the Buyer and the Local Buyers, and the Buyer and the Local Buyers hereby acquire from the Seller and the Local Sellers, the Arc Business, on and subject to the terms and conditions of this Agreement. In connection therewith, the Buyer and the Local Buyers shall assume the Assumed Liabilities as from the date hereof.

C.	The Seller acknowledges that its works council and health and safety committee have been informed and have given (or are deemed to have given) their opinions with respect to the sale of the Arc Business in accordance with article L. 2323-19 of the French Labour Code.

D.	The Buyer acknowledges that confirmation has been received from the French Ministry of the Economy that no prior approval of the Transaction is required under article R. 153-5-2 of the French Monetary and Financial Code (Code Monétaire et Financier).

NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein, and subject to and on the terms and conditions herein set forth, the parties agree as follows:

1.	Interpretation

1.1	Definitions

As used in this Agreement, the following terms shall have the following meanings:

“Absolute Warranties”	means the Seller’s Warranties set out in clauses 6.1(H), 6.1(K), 6.1(M) and 6.1(P).

“Affiliates”	means, in relation to a person, any person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such person. For the purposes of this definition, the term “control” shall be interpreted in accordance with article L. 233-3(I) of the French Commercial Code.

“Agreement”	means this agreement and the Schedules attached hereto.

“Allocation”	has the meaning given to it in clause 3.2.

“Ancillary Agreements”	means the following agreements executed by the Parties on the Effective Date: (i) the TSA, (ii) the Supply Agreement, (iii) the Local Agreements, (iv) the Quality Agreement, (v) the Shared Patent Licence Agreement, (vi) the TM Licence Agreement, (vii) the Distribution Agreements, and (viii) the Commissioner Agreement.

“Arc Business”	has the meaning given to it in paragraph (A) of the Preamble.

“Arc Business Assets”	means collectively the items listed in clause 2.1.

“Arc Intellectual Property Rights”	means the Intellectual Property Rights belonging to the Seller and the Local Sellers necessary to carry on the Arc Business, a list of which is set forth in Schedule 6.1(K), including the related know-how, design rights, trade secrets, copyrights and licences in the Territories.

“Arc Material Contracts”	means the Material Contracts set out in Schedule 6.1(E) which relate exclusively to the Arc Business.

“Assumed Liabilities”	has the meaning given to it in clause 2.3(A).

“Books and Records”

means all books, files, records and other documents of the Seller and the Local Sellers relating wholly to the Arc Business, any of the Arc Business Assets or the Assumed Liabilities, including the following:

•       all books of account, ledgers, records and information relating to customers and suppliers which relate or are relevant to the Arc Business; and

• all promotional materials, sales publications, catalogues, price lists, surveys, reports, advertising materials and other technical materials and sales matters relating to the Arc Business.

“Buffer Inventory”	means the buffer of finished units of Products built-up by the Seller to meet the Buyer’s needs as set forth in the Tactical Plan to cover the time period necessary (i) to disassemble and unplug from the French Plant and the Irish Plant, and transport, reassemble and re-plug in the Buyer’s premises those Manufacturing Assets that are transferred as part of the Arc Business Assets in accordance with the Tactical Plan, (ii) for the Buyer to obtain Qualification of those Manufacturing Assets and (iii) for the Buyer to obtain the Relevant Registrations and Qualifications (including the CE labelling).

“Business Day”	means any day (other than a Saturday or a Sunday) on which banks are open in Paris (France) and in Memphis (Tennessee).

“Buyer”	has the meaning given to it in the Preamble.

“Buyer’s Group”	means the Buyer and its Affiliates.

“Buyer’s Guarantor”	has the meaning given to it in the Preamble.

“Carveout Financial Statements”	means the unaudited profit and loss statement and unaudited listing of the Arc Business Assets and the Assumed Liabilities and related supporting schedules as set out in Schedule 3.3(B).

“CBAs”	means the collective bargaining agreements applicable to the Transferred Employees working in the French Plant, being the collective bargaining agreement for metal industries in Isère (convention collective des mensuels des industries des métaux de l’Isère), the collective bargaining agreement for metal industry engineers and executives (cadres) and the company collective bargaining agreements set out in the section of the Data Room headed “II. Organizational & HR > II.K. O11 Local Bargaining Agreements”.

“Claim Notice”	has the meaning given to it in clause 7.2(B).

“Closing Accounts Pack”	has the meaning given to it in clause 3.3(A).

“Closing Field Sets”	means the aggregate number of Field Sets valued at the gross historical value as at the Effective Date (as identified in the instrument listing used for financial reporting), which (i) contain all instruments required by the set configuration (with such instruments being in good working order) and (ii) are included in the Arc Business Assets as at the Effective Date, in each case calculated in accordance with the procedures set forth in Schedule A.

“Closing Statement”	means the statement to be prepared by the Seller after the Effective Date in accordance with the principles set forth in clause 3.3(A), which shall include in each case as at the Effective Date: (i) the aggregate amount of the Prepaid Rents, (ii) the aggregate amount of the Royalty Liabilities, and (iii) the Social Liabilities for the Transferred Employees.

“Commissioner Agreement”	means the commissioner agreement executed by the Seller and the Buyer on the Effective Date for the performance by the Seller of certain tenders on behalf of the Buyer.

“Confidentiality Agreement”	means the confidentiality agreement entered into between the Seller and Corin Group plc on 2 March 2016.

“Confidential Information”	has the meaning given to it in clause 9.1(A).

“Corin Australia”	means Corin Australia Pty Limited, a proprietary limited company organised under the laws of Australia, registered under number ACN 108 140 334, and having its registered office at 17 Bridge Street, P.O. Box 205, Pymble, NSW 2073, Australia.

“Corin Belgium”	means Corin Belgium SPRL, a limited liability company organised under the laws of Belgium, registered under number 0663.533.448, and having its registered office at Carrefour de l’Europe 2, 1000 Brussels, Belgium.

“Corin Germany”	means Corin GSA GmbH, a limited liability company organised under the laws of Germany, registered under number HRB 13745, and having its registered office at Am Felsbrunnen 8, 66119 Saarbrücken, Germany.

“Corin Italy”	means Corin Italia S.r.l., a limited liability company organised under the laws of Italy, registered under number REA: PD – 426577, and having its registered office at PADOVA (PD) VIA DIEGO, Valeri, 23 CAP 35131, Italy.

“Corin Japan”	means Corin Japan K.K., a limited liability company organised under the laws of Japan, registered under number 1200-01-055312, and having its registered office at Shin-Osaka Sun-R Center Building 10F, 5-1-18 Miyahara, Yodogawa-Ku, Osaka 532-0003, Japan.

“Corin Switzerland”	means the Swiss branch of Corin Germany.

“Corin UK”	means Corin Limited, a limited liability company organised under the laws of England and Wales, registered under number 1910453, and having its registered office at The Corinium Centre, Cirencester, Gloucestershire, GL7 1YJ.

“Corin US”	means the United States branch of Corin USA Limited, a limited liability company organised under the laws of England and Wales, registered under number 2706664, and having its registered office at The Corinium Centre, Cirencester, Gloucestershire, GL7 1YJ.

“Data Room”	means the electronic data room in which certain information and documentation relating to the Arc Business have been made available to the Buyer, the Buyer’s Guarantor and their advisers from 7 April 2016 until 3 July 2016.

“Delivery”	has the meaning given to it in clause 8.10.

“Delivery Date”	has the meaning given to it in clause 8.10.

“Direct Claim”	has the meaning given to it in clause 7.2(B).

“Disclosed”	means fairly disclosed with sufficient detail for a reasonable purchaser in the same area of business as the Buyer to identify the nature and scope of the matter disclosed and, in respect of the documents in the Data Room, with full visibility access for the Buyer (as evidenced on the copy of the CD-Rom of the Data Room provided under clause 4.2(E)).

“Disclosed Employee Claims”	means the actual and potential claims by certain of the Transferred Employees against the Seller that are Disclosed in Schedule 2.3(B).

“Distribution Agreements”	means the transitional services agreements for the provision by members of the Seller’s Group to members of the Buyer’s Group of deposit, handling and distribution services in Belgium and Italy executed on the Effective Date.

“Effective Date”	means 11:59 pm (Paris time) on 21 October 2016, or such other date and time as the Parties may agree in writing.

“Encumbrance”	means any mortgage, charge, pledge, lien, hypothecation or other real security interest (sûreté réelle), but excluding any retention of title clause.

“Excluded Assets”	has the meaning given to it in clause 2.2.

“Field Sets”	means all trays and instruments that are part of any set used in implanting the Products.

“French Leaseholds”	means the leasehold agreements under which the Seller is renting the premises at the French Plant where the Arc Business is operated, the particulars of which are set out in Schedule 6.1(Q).

“French Plant”	means the facility of the Seller located at 161 rue Lavoisier, 38330 Montbonnot-Saint-Martin (France).

“Governmental Authority”	means any governmental authority or regulatory body thereof, whether national, supranational, federal, state, local or foreign in any country.

“Intellectual Property Rights”	means all patents, rights to inventions, trademarks, design rights, copyrights (including rights in computer software), trade or business names, domain names, topography rights, rights in know-how, rights in get up, secret formulae and processes, database rights, lists of suppliers and customers and other confidential information in each case whether registered or unregistered and including all applications and rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in the Territories.

“Irish Plant”	means the facility of Tornier Ireland located at Cork Street, Macroom, County Cork (Ireland).

“IT Assets”	means the assets listed in Schedule 2.1(H) which are necessary for the continuity of the operation by the Transferred Employees of the Arc Business.

“IT Clone”

means the “JDE Clone”, being a copy of the current Wright 8.10 JDE environments and comprising a production environment as well as two lower environments that are configured for development and PY testing. Each environment consists of the following components:

•     a preconfigured 8.10 JDE Environment for the order to cash and financial management processes for the Arc Business;

•     several internally developed solutions to produce external documents from JDE data, being invoice, confirmation de commande, pochette de prêt, avis de rupture and liste de colisage, with the Seller providing a copy of the source code to be used exclusively to support the Arc Business as part of the development environment;

•     an internally developed “TORCONs” solution to optimise the processing of kits, loans and product on consignment for the order to cash business processes, with the Seller providing a copy of the source code to be used exclusively to support the Arc Business as part of the development environment;

•     the AS400 server that hosts all of the databases (JDE 8.10 Database Server (IBM iSeries 0975 - i520 - sn:10-5686D)); and

•     the Virtual Servers.

“Landlord”	means Animus SARL, a limited liability company organised under the laws of France, registered with the Trade and Companies Registry of Grenoble under number 403 348 501, and having its registered office at 18 rue Robespierre, 62217 Beaurains, France.

“Landlord’s Consent”	means the consent of the Landlord to the assignment of the French Leaseholds (without any amendment to their terms) and the acknowledgement of the Landlord that the dilapidations prior to the Effective Date are for the account of the Seller.

“Liabilities”	means any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, determined or determinable.

“Local Agreements”

means the local agreements executed by the Seller and the Local Sellers and the Buyer and the Local Buyers on the Effective Date in the agreed forms, being:

•      the Local Business Sale Agreements; and

•      the Local Confirmatory Trademark and Patent Assignment Agreements.

“Local Buyers”	means Corin Australia, Corin Italy, Corin Japan, Corin Switzerland, Corin UK and Corin US.

“Local Business Sale Agreement(s)”	means the business sale agreements executed between the Seller and the Buyer, between Tornier Italy and Corin Italy and between Tornier Switzerland and Corin Switzerland on the Effective Date in the agreed forms, with a view to effecting the transfer of the Arc Business Assets in France, Italy and Switzerland respectively.

“Local Confirmatory Trademark and Patent Assignment Agreement(s)”	means the assignment agreements executed by the Seller and the Buyer on the Effective Date in the agreed forms, with a view to effecting the transfer of certain Arc Intellectual Property Rights to the Buyer.

“Local Sellers”	means Tornier Australia, Tornier Ireland, Tornier Italy, Tornier Japan, Tornier Netherlands, Tornier Switzerland and Tornier US.

“Local Transfer(s)”	has the meaning given to it in clause 4.4.

“Loss”	means any and all direct, certain and foreseeable damages (dommage certain, prévisible et direct), liabilities, losses, costs and expenses, including the reasonable fees and expenses of external legal counsel and the reasonable cost of enforcing any right to indemnification under this Agreement.

“Manufacturing Assets”	means all the machines, equipment and related tooling, fixtures and inspection means, located at the French Plant and the Irish Plant, which constitute all of the Seller’s tooling used for the operation of the Arc Business, a list of which is set forth in Schedule 8.10(A).

“Material Contracts”	means the Arc Material Contracts and the Shared Material Contracts, all of which are listed in Schedule 6.1(E).

“Milestone(s)”	means the dates falling (i) fourteen (14) months after the Effective Date and (ii) seventeen (17) months after the Effective Date, as set forth in the Tactical Plan.

“Novation Agreement(s)”	means the novation agreements executed by the Seller and the Local Sellers and the Buyer on the Effective Date in the agreed forms, with a view to effecting the transfer of the Arc Material Contracts to the Buyer and the separation of the Shared Material Contracts between the Buyer and the Seller.

“Objection”	has the meaning given to it in clause 7.2(D).

“Objection Notice”	has the meaning given to it in clause 3.3(D).

“Objection Period”	means the period during which any qualifying creditor of the Seller (including the French treasury) shall have the right to make claims against and/or challenge the Closing Purchase Price pursuant to article L. 141-14 of the French Commercial Code and articles 201 and 1684 of the French Tax Code (période d’opposition des créanciers).

“Parties”	has meaning given to it in the Preamble.

“Prepaid Rents”	means the actual rent contractually paid in advance by the Seller for the French Plant as at the Effective Date.

“Product(s)”	means the Seller’s hip and knee products, a list of which is set out in Schedule B.

“Product Recall”	means the recall by the Seller and the Local Sellers of hinged knee Products to resolve a potential breakage of the internal blister of the RH femoral component device.

“Product Registrations”	means, with respect to a given Product in a given Territory, the CE mark or equivalent as may be required by the relevant Governmental Authorities in such Territory for the manufacturing, import, storage, distribution and/or sale of the Products in that Territory, a list of which is set out in Schedule 6.1(N)(a).

“Qualification”	means the process of testing the Manufacturing Assets after they have been physically transferred to the Buyer’s premises in order to ascertain that they are correctly parametered and that they produce implants of the same quality as when in the French Plant or the Irish Plant (as the case may be).

“Quality Agreement”	means the quality agreement executed by the Seller and Corin UK on the Effective Date.

“Regulatory Approvals”	means with respect to any nation or, where applicable, a multi-national jurisdiction, any approvals, clearances, licences, registrations, waivers or authorisations necessary for the manufacture, marketing and sale of the Products in that nation or jurisdiction. Without limiting the foregoing, “Regulatory Approvals” shall include, but not be limited to, premarket approvals and the CE mark or equivalent.

“Relevant Registrations and Qualifications”	means, with respect to a given Product in a given Territory, the local registrations required to be obtained by the Buyer and the Local Buyers from the relevant Governmental Authorities for the purposes of the manufacturing, import, storage, distribution and/or sale of that Product in that Territory after the Effective Date, including the CE mark or equivalent and the Qualification of the Manufacturing Assets and associated Products and Stock into the Buyer’s and the Local Buyers’ own systems.

“Royalty Liabilities”	means the actual royalties due from the Seller to surgeons under the Material Contracts as at the Effective Date.

“Seller”	has the meaning given to it in the Preamble.

“Seller’s Group”	means the Seller and its Affiliates.

“Seller’s Warranties”	means the warranties set out in clause 6.1.

“Settlement of the IP Claim”	means the settlement agreement executed on the Effective Date in respect of the claim letter dated 13 January 2015 made on behalf of Corin Limited against a number of companies in the Seller’s Group claiming that a portion of the “INFINITY® Total Ankle System” infringes its patent rights in France, Germany, Italy, Spain, the Netherlands and the United Kingdom.

“Shared Material Contracts”	means the Material Contracts set out in Schedule 6.1(E) which relate both to the Arc Business and to the other business of the Seller.

“Shared Patent Licence Agreement”	means the patent licence agreement executed by the Seller and the Buyer on the Effective Date.

“Social Liabilities”	means the liabilities relating to the employment of the Transferred Employees, being all salaries, benefits in kind, commissions, holiday pay (including payment for accrued but untaken holiday), additional rest days (RTT), overtime compensation, seniority allowance, shift allowance, meal allowance, transportation allowance, expense reimbursement, social contributions due by the employer or on behalf of the employees (including among others social security contributions, private health insurance and other insurance), food subsidy and other employee benefits, employee profit sharing, gratification, bonuses, taxes paid in relation to the employees such as taxes on company cars or levied in relation to the grant of shares or other benefits and any pension liabilities and all other employment costs strictly relating to the Transferred Employees.

“Specifications”	means the specifications and drawings for the Products as at the Effective Date, including the specifications for any raw materials and components of the Products.

“Stock”	means all stock of unsold finished Products, including, without limitation, packaging and labelling and all consignment stock in hospitals.

“Supply Agreement”	means the supply agreement executed by the Seller and the Buyer on the Effective Date.

“Tactical Plan”	means the tactical plan in Schedule 8.10(B) which sets out (i) the Manufacturing Assets to be physically transferred by waves as part of the Arc Business Assets (without prejudice to the fact that title and risk to the Manufacturing Assets passes to the Buyer at the Effective Date), (ii) the expected timing, actions and responsibilities necessary to disassemble and unplug, physically transfer and reassemble and re-plug each of the Manufacturing Assets, (iii) the timing necessary to obtain Qualification, Regulatory Approvals and Relevant Registrations and Qualifications, and (iv) the Buyer’s needs for Buffer Inventory. For the avoidance of doubt, the Buyer has set forth out in the Tactical Plan its own responsibility the timing necessary to obtain Qualification, Regulatory Approvals and Relevant Registrations and Qualifications since the Buyer is responsible for obtaining the same.

“Taxes”	means all taxes of any kind and all charges, fees, customs, levies, duties including all corporation tax, advance corporation tax, income tax, capital gains tax, value added tax, customs and other import duties, inheritance tax, stamp duty, stamp duty reserve tax, stamp duty land tax, capital duties, local authority taxes, foreign taxation and duties and all penalties, charges and interest relating to any of the foregoing, imposed upon any person by any taxing authority under any applicable law.

“Technical Files”	means, with respect to the Products, a tangible copy of all the product registration applications, including all supporting files, writings, data, studies and reports compiled for the granting of the Product Registrations.

“Territory”	means any country in which the Products are sold or distributed on the Effective Date, being France, Ireland, Italy, Spain, Belgium, Switzerland, Korea, Malaysia, the United States, Canada, Japan, Brazil, South Africa, Chile, Colombia, Hong Kong, New Zealand, Costa Rica, Peru and Australia, and “Territories” shall mean all of the foregoing collectively.

“Third Party Claim”	has the meaning given to it in clause 7.2(B).

“TM Licence Agreement”	means the trade mark licence agreement executed by the Seller and the Buyer on the Effective Date.

“Tornier Australia”	means Tornier Pty Limited, a proprietary limited company organised under the laws of Australia and having its registered office at P.O. Box 230, Belrose West, NSW 2085, Australia.

“Tornier Belgium”	means Tornier Belgium NV, a corporation organised under the laws of Belgium, registered under number 464.045.921 and having its registered office at Quellinstraat 49, 2018 Antwerpen, Belgium.

“Tornier Ireland”	means Tornier Orthopedics Ireland Limited, a limited liability company organised under the laws of Ireland and having its registered office at Hartnett’s Cross, Macroom, County Cork, Ireland.

“Tornier Italy”	means Tornier S.r.l., a limited liability company organised under the laws of Italy and having its registered office at Via Parco 47, 20853 Biassono (MB), Italy.

“Tornier Japan”	means Tornier Japan K.K., a limited liability company organised under the laws of Japan and having its registered office at Kobe KIMEC Center, 1-5-2 Minatojima-Minaminmachi Chuo-Ku, Kobe-city Hyogo, Japan.

“Tornier Netherlands”	means Wright Medical Group N.V. (formerly known as Tornier N.V.), a limited liability company organised under the laws of the Netherlands and having its registered office at Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands.

“Tornier Switzerland”	means Tornier AG, a limited liability company organised under the laws of Switzerland and having its registered office at Alte Steinhauserstrasse 19, CH-6330 Cham, Switzerland.

“Tornier Trademark”	means the French trade mark registration number 1238864 for the term “TORNIER” registered in the name of the Seller, the details of which are set out in Schedule C.

“Tornier US”	means Tornier, Inc., a corporation organised under the laws of Delaware, United States and having its principal place of business at 10801 Nesbitt Avenue South, Bloomington, MN 55437, United States.

“Transferred Employees”	means the employees of the Seller and Tornier Belgium who transfer to the Buyer or to Corin Belgium on or after the Effective Date (whether by operation of law or voluntarily), a list of which is set out in Schedule 6.1(P)(a).

“Transfer Taxes”	means any transfer tax, registration duty and/or value added, filing, recordation and other similar taxes as required to implement the Transaction.

“Transaction”	means the sale and acquisition of the Arc Business in accordance with the terms of this Agreement and the Ancillary Agreements.

“TSA”	means the transitional services agreement executed by the Seller and the Buyer on the Effective Date.

“Virtual Servers”	means the virtual servers described in the following table:

Virtual server	Description
ARCCSFS01	ARC File Server
ARCITBATCH	ARC Torcons / Batch Server
ARCSCLIC01	ARC CAD License Server
ARC-TORC-TEST00	ARC Torcons Test Client 00
ARC-TORC-TEST01	ARC Torcons Test Client 01
ARC-TORC-TEST02	ARC Torcons Test Client 02
ARC-TORC-TEST03	ARC Torcons Test Client 03
ARC-TORC-TEST04	ARC Torcons Test Client 04
MBT13EO1	ARC JDE PD Enterprise Server / Security (PD)
MBT13FAT00	ARC JDE PD CNC Workstation
MBT13FAT01	ARC JDE PD Workstation
MBT13FAT02	ARC JDE PD Workstation
MBT13FAT03	ARC JDE PD Workstation
MBT13FAT04	ARC JDE PD Workstation
MBT13FAT05	ARC JDE PD Workstation
MBT13TS01	ARC JDE Terminal Server (PD)
STI07DPL	ARC JDE Deployment Server
STI13DEV00	ARC JDE PY CNC Workstation
STI13DEV01	ARC JDE PY/DV Workstation
STI13DEV02	ARC JDE PY/DV Workstation
STI13DEV03	ARC JDE PY/DV Workstation
STI13DEV04	ARC JDE PY/DV Workstation
STI13DEV05	ARC JDE PY/DV Workstation
STI13DEV06	ARC JDE PY/DV Workstation
STI13DEV07	ARC JDE PY/DV Workstation
STI13EO1	ARC JDE PY Enterprise Server / Security
STI13TS01	ARC JDE Terminal Server (PY)
JPB-Virtual PC	Torcons Development

1.2	Construction of certain references

Unless the context admits:

(A)	references to clauses, paragraphs and Schedules in this Agreement are references to clauses of, paragraphs of and Schedules to this Agreement;

(B)	the index, clause, paragraph, Schedule headings and sub-headings are inserted for convenience only and shall not affect the construction of this Agreement;

(C)	each of the Schedules shall have effect as if set out herein and shall form an integral part of this Agreement;

(D)	references to the provisions of any law or statute shall be construed as references to those provisions as amended, re-enacted or consolidated;

(E)	where any statement is made to the effect that the Seller is not aware of a matter or circumstance or a statement is qualified by the expression “so far as the Seller is aware” or “to the knowledge of the Seller” or any similar expression, such expressions shall refer to the actual knowledge of Mr Thierry Manceau being the VP Global Manufacturing, General Manager France of the Seller, Mr Frédéric Pech being the Director of HR of the Seller, Mr Kevin Smith being the Vice President, Global Quality and Regulatory Affairs of the Seller and Mr Wes Porter being the Senior Vice President and Chief Compliance Officer of the Seller, and the Seller shall not be obliged to make any enquiries of any other person;

(F)	references to the singular shall include the plural and vice versa and reference to the masculine, the feminine and the neuter shall include all such genders;

(G)	reference to a “person” shall include any individual, company, body corporate, government, state agency, association, joint venture, partnership or other organisation, in each case whether or not having separate legal personality;

(H)	references to the word “including” or “include” (or any similar term) shall not be construed as implying any limitation, and general words introduced by the word “other” (or any similar term) shall not be given any restrictive meaning;

(I)	references to any French legal term or concept shall, in respect of any jurisdiction other than France, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(J)	this Agreement shall be executed in English language. In case of discrepancies between the provisions of this Agreement and the provisions of any Ancillary Agreements, and regardless of which language is used in the Ancillary Agreements, the provisions of this Agreement shall prevail between the Parties;

(K)	references to “days” are references to calendar days; and

(L)	references to a document in the “agreed form” means in the form signed or initialled by the Parties for the purposes of identification.

1.3	Joint and several liability

All warranties, representations, indemnities, undertakings, covenants, agreements and obligations given or entered into by the Buyer and the Local Buyers in this Agreement are given and entered into jointly and severally by the Buyer, the Local Buyers and the Buyer’s Guarantor (responsabilité solidaire).

2.	Sale and purchase

2.1	Sale and purchase of the Arc Business

Subject to the terms and conditions set forth in this Agreement, the Seller and the Local Sellers hereby sell and transfer to the Buyer and the Local Buyers, and the Buyer and the Local Buyers hereby acquire from the Seller and the Local Sellers, free and clear of any Encumbrances, all of the Seller’s and the Local Sellers’ right, title and interest in and to the following assets comprising the Arc Business as the same exist as at the Effective Date (the “Arc Business Assets”):

(A)	the Arc Intellectual Property Rights relating to the Products as at the Effective Date, a list of which is set forth in Schedule 6.1(K), which shall transfer to the Buyer in accordance with the principles set forth in clause 8.3, excluding however the Tornier Trademark which shall be subject to the TM Licence Agreement;

(B)	the Material Contracts as at the Effective Date, a list of which is set forth in Schedule 6.1(E), which shall transfer in accordance with the principles set forth in clause 8.1;

(C)	the Stock, as determined in accordance with the principles set forth in clause 3.3(C), it being specified that:

(1)	the Stock owned by the Seller shall be sold and transferred to the Buyer;

(2)	the Stock owned by Tornier Australia shall be sold and transferred to Corin Australia;

(3)	the Stock owned by Tornier Italy shall be sold and transferred to Corin Italy;

(4)	the Stock owned by Tornier Japan shall be sold and transferred to Corin Japan;

(5)	the Stock owned by Tornier Netherlands shall be sold and transferred to the Buyer;

(6)	the Stock owned by Tornier Switzerland shall be sold and transferred to Corin Switzerland; and

(7)	the Stock owned by Tornier US shall be sold and transferred to Corin US;

(D)	any goodwill (clientèle) associated with the Arc Business, and the right of the Buyer and the Local Buyers to present themselves as the successor of the Seller and the Local Sellers with respect to the Arc Business, and to sue for passing off or unfair competition occurring after the Effective Date;

(E)	the Assumed Liabilities which shall transfer in accordance with the principles set forth in clause 2.3(A);

(F)	the Books and Records, subject to clause 8.4;

(G)	the Closing Field Sets, it being specified that:

(1)	the Closing Field Sets owned by the Seller shall be sold and transferred to the Buyer;

(2)	the Closing Field Sets owned by Tornier Australia shall be sold and transferred to Corin Australia;

(3)	the Closing Field Sets owned by Tornier Italy shall be sold and transferred to Corin Italy;

(4)	the Closing Field Sets owned by Tornier Japan shall be sold and transferred to Corin Japan;

(5)	the Closing Field Sets owned by Tornier Netherlands shall be sold and transferred to the Buyer;

(6)	the Closing Field Sets owned by Tornier Switzerland shall be sold and transferred to Corin Switzerland; and

(7)	the Closing Field Sets owned by Tornier US shall be sold and transferred to Corin US;

(H)	the IT Assets;

(I)	the French Leaseholds, subject to clause 8.6;

(J)	the employment contracts of the Transferred Employees, subject to clause 8.5;

(K)	all Product Registrations, to the extent that they are transferable to the Buyer under applicable laws and subject to clause 8.9;

(L)	the Manufacturing Assets, a list of which is set forth in Schedule 8.10(A), which shall transfer in accordance with clause 8.10, it being specified that:

(1)	the Manufacturing Assets owned by the Seller shall be sold and transferred to the Buyer;

(2)	the Manufacturing Assets owned by Tornier Ireland shall be sold and transferred to Corin UK; and

(M)	the Prepaid Rents.

The Arc Business shall be transferred as a going concern (cession de fonds de commerce).

2.2	Excluded Assets

Notwithstanding anything to the contrary in this Agreement, the Arc Business shall not include any assets other than the Arc Business Assets and, without limiting the generality of the foregoing, shall expressly exclude the following assets of the Seller and the Local Sellers (such assets being collectively referred to as the “Excluded Assets”):

(A)	all cash in hand or at the bank, cash equivalents, cheques, deposits and any advances or prepayments of the Seller and the Local Sellers;

(B)	all rights, including the Intellectual Property Rights, relating to the products of the Seller and the Local Sellers other than the Products;

(C)	all rights to the Tornier Trademark in accordance with the terms of the TM Licence Agreement;

(D)	all accounts receivable of the Seller and the Local Sellers in respect of the Arc Business for the period ending on the Effective Date;

(E)	any claims or benefits in, to or under any express or implied warranties from suppliers of goods or services relating to the Products sold and delivered in the Territories prior to the Effective Date;

(F)	any cause of action, lawsuit, judgment, claim or demand of the Seller and the Local Sellers in respect of the Excluded Assets;

(G)	any rights of the Seller and the Local Sellers under this Agreement and any Ancillary Agreement;

(H)	all insurance policies of the Seller and the Local Sellers and claims thereunder;

(I)	all raw materials and work in progress, including all of the same that will be used by the Seller and the Local Sellers to manufacture the Products for the Buyer under the Supply Agreement;

(J)	any refund or repayment of Taxes due to the Seller and the Local Sellers; and

(K)	all other assets, property, products, rights and interests of the Seller and the Local Sellers which are not the Arc Business Assets.

2.3	Assumption and exclusion of Liabilities

(A)	Assumed Liabilities

Upon the terms and subject to the conditions of this Agreement, on and with effect from the Effective Date, the Buyer and the Local Buyers shall fully pay, satisfy and discharge, and be liable for, the Liabilities of the Seller and the Local Sellers listed below as and when they fall due (the “Assumed Liabilities”):

(1)	any Liability in respect of the Products and the Stock (whether or not such Liability arises prior to, on or after the Effective Date), including the Liability in respect of the Products and the Stock which are manufactured and supplied to the Buyer under the Supply Agreement, and in this respect the Buyer shall indemnify and hold harmless the Seller and the Local Sellers and their respective officers, managers and insurers, as the case may be, against any claim or action that is made or brought by any third party on the basis of any Liability associated with the Products and the Stock;

(2)	any Liability (contractual, in tort or otherwise) arising from or relating to the Arc Business or any of the Arc Business Assets, in each case to the extent arising as a result of events, circumstances or facts occurring on or after the Effective Date;

(3)	any Liability arising from the performance or non-performance of any of the French Leaseholds as from the Effective Date, other than Liabilities arising out of or relating to a breach or default under the French Leaseholds by the Seller which has occurred on or prior to the Effective Date;

(4)	any Liability arising from the performance or non-performance of any of the Material Contracts as from their transfer to the Buyer or any of the Local Buyers, other than Liabilities arising out of or relating to a breach or default under the Material Contracts by the Seller or any of the Local Sellers and which has occurred on or prior to the Effective Date;

(5)	any Transfer Taxes arising from, or relating to, the consummation of the Transaction;

(6)	any Liability in respect of the Transferred Employees which have accrued up and until the date on which the Transferred Employees transfer, other than those detailed in the Disclosed Employee Claims, in accordance with the principles set forth in clause 8.5; and

(7)	all other Liabilities that the Buyer has expressly assumed or agreed to assume or perform under this Agreement and the Ancillary Agreements.

(B)	Excluded liabilities

The Buyer agrees to assume the Assumed Liabilities only and shall not be liable to pay, perform or discharge any other Liability of the Seller and the Local Sellers, whether in existence on or occurring after the Effective Date. The Seller shall therefore retain and be responsible to pay, perform and discharge any Liability of the Seller and the Local Sellers other than the Assumed Liabilities (the “Excluded Liabilities”). The Excluded Liabilities shall include any tax liabilities of the Seller and the Local Sellers occurring prior to the Effective Date under the Local Agreements, the Disclosed Employee Claims, all Liabilities of the Seller and the Local Sellers in respect of the Product Recall and all accounts payable of the Seller and the Local Sellers in respect of the Arc Business for the period ending on the Effective Date.

2.4	Wrong pockets

Any accounts receivable of the Seller and the Local Sellers in respect of the Arc Business for the period ending on the Effective Date or other sums belonging to the Seller and the Local Sellers under this clause 2 which are paid in error to the Buyer or any of the Local Buyers after the Effective Date shall be paid over by the Buyer or the Local Buyers to the Seller within ten (10) Business Days of receipt.

Any sums belonging to the Buyer and the Local Buyers under this clause 2 which are paid in error to the Seller or any of the Local Sellers after the Effective Date shall be paid over by the Seller or the Local Sellers to the Buyer within ten (10) Business Days of receipt.

3.	Purchase Price

3.1	Purchase Price

The purchase price for the Arc Business shall be an amount equal to nineteen million two hundred and sixty eight thousand five hundred and twenty five euros (€ 19,268,525) including VAT, as detailed in Schedule 3.2 (the “Closing Purchase Price”). The Closing Purchase Price shall, as an essential condition to the sale and transfer of the Arc Business Assets, be paid by the Buyer to the Seller (on behalf of the Seller and the Local Sellers as detailed in Schedule 3.2) with a value date (date de valeur) on 21 October 2016 by wire transfer of immediately available funds to such bank account as has been designated in writing to the Buyer by the Seller and received by the Seller on 21 October 2016. The Local Sellers hereby instruct the Seller to receive their share of the Closing Purchase Price (as detailed in Schedule 3.2), and the Seller shall pay that share to each of the Local Sellers on their first demand after the Effective Date.

3.2	Allocation of the Closing Purchase Price

The Closing Purchase Price shall be allocated amongst the Arc Business Assets and the Assumed Liabilities on the Effective Date as set forth in Schedule 3.2 in accordance with article L. 141-5 of the French Commercial Code and with the applicable laws in the other countries in which the Arc Business Assets are located (the “Allocation”).

For all accounting and Tax purposes, the Parties agree that the Transaction shall be reported in a manner consistent with the terms of this Agreement, including the Allocation, and that none of them will take any position inconsistent therewith in any Ancillary Agreement, Tax return, refund claim, any litigation or otherwise.

The Allocation shall be adjusted upon adjustment of the Closing Purchase Price after the Effective Date in accordance with the principles set forth in clause 3.3.

3.3	Adjustment of the Closing Purchase Price

After the Effective Date, the Closing Purchase Price shall be adjusted as follows:

(A)	Preparation of the Closing Accounts Pack

The Seller shall, as soon as practicable, and in any event within thirty (30) Business Days after the Effective Date, prepare and deliver to the Buyer the Closing Statement and all related supporting schedules (together the “Closing Accounts Pack”).

(B)	General requirements

The Closing Accounts Pack shall apply and adopt the same policies, bases, methods, practices and procedures of accounting as were applied or adopted for the purposes of the Carveout Financial Statements. The Buyer shall promptly supply all such information and provide access to all such records (including the provision of photocopies) and personnel as the Seller shall reasonably require for the purposes of preparing, agreeing and determining any dispute relating to the Closing Accounts Pack and the Closing Statement.

(C)	Valuation of the Stock and Field Sets

The gross value of the Stock and Field Sets shall be ascertained by the Buyer in accordance with the procedures set forth in Schedule 3.3(C). The Buyer shall, as soon as practicable and in any event within one hundred (100) days after the Effective Date, cause a stocktaking of the Stock and Field Sets as at the Effective Date to be made. Such stocktaking shall consist of a physical check, with the assistance of the Seller, of the amount, quality and condition of the Stock and Field Sets situated at the French Plant and the Irish Plant as at the Effective Date and an inspection of the books and records and contractual documentation for all the Stock and Field Sets not so situated.

The Buyer shall deliver to the Seller its valuation of the Stock and Field Sets within one hundred days (100) days from the Effective Date and if the Seller shall not serve a notice disputing such valuation and specifying the items disputed (for the purposes hereof, a “Dispute Notice”) within fifteen (15) Business Days of its receipt of the valuation, such valuation shall become final and binding upon the Parties (the “Stock Statement”).

(D)	Submission of the Closing Accounts Pack, Closing Statement and Stock Statement

As soon as the Closing Accounts Pack and Closing Statement have been prepared, the Seller shall send a copy to the Buyer and shall procure that the Buyer is permitted access to such working papers used in connection with the preparation of the same as the Buyer considers necessary or appropriate to understand and agree the Closing Accounts Pack and Closing Statement. As soon as the Stock Statement has been prepared, the Buyer shall send a copy to the

Seller and shall procure that the Seller is permitted access to such working papers used in connection with the preparation of the same as the Seller considers necessary or appropriate to understand and agree the Stock Statement. Unless the Buyer shall within fifteen (15) Business Days after receipt of the Closing Accounts Pack and Closing Statement serve notice on the Seller that it objects to the Closing Accounts Pack and Closing Statement (identifying the reason for any objection and the amount(s) or items(s) which is/are in dispute) or the Seller shall within fifteen (15) Business Days after receipt of the Stock Statement serve notice on the Buyer that it objects to the Stock Statement (identifying the reason for any objection and the amount(s) or items(s) which is/are in dispute) (an “Objection Notice”), the Buyer shall be deemed to have irrevocably agreed to the Closing Accounts Pack and Closing Statement and the Seller shall be deemed to have agreed the Stock Statement for all purposes of this Agreement. If, within the period referred to above, either the Buyer or the Seller shall serve upon the other an Objection Notice, then the Buyer and the Seller shall use their reasonable endeavours to reach agreement upon adjustments to the Closing Accounts Pack, the Closing Statement or the Stock Statement (as the case may be). In the event that the Seller and the Buyer fail to reach agreement within fifteen (15) Business Days following service of an Objection Notice, either the Seller or the Buyer shall be entitled to refer the matter(s) in dispute to an independent expert with recognised experience appointed jointly by them, or in default of agreement on such appointment within five (5) Business Days, appointed on the application of either of them by the International Centre for Expertise of the International Chamber of Commerce of Paris (France). Such independent expert shall decide the dispute as an expert and not as an arbitrator and its decision shall be final and binding upon the Parties, save in case of manifest error. The fees of the independent expert shall be borne by the Party whose proposed determination deviates the greatest from the determination finally made by the independent expert. The Parties shall cooperate in good faith to give to the other and to the independent expert all information and explanations as are reasonably required for the preparation and agreement of the items in dispute.

(E)	Adjustments to the Closing Purchase Price

(1)	General principles

When the Closing Accounts Pack, the Closing Statement and the Stock Statement have become final and binding upon the Parties, the Closing Purchase Price shall be adjusted as follows:

•	If the gross value of the Stock in relation to the Arc Business as at the Effective Date as determined in the Stock Statement is greater than € 16,113,000, the difference shall be paid to the Seller, such payment being capped at € 200,000;

•	If the gross value of the Stock in relation to the Arc Business as at the Effective Date as determined in the Stock Statement is lower than € 16,113,000, the difference shall be paid to the Buyer, such payment being uncapped;

•	If the aggregate amount of the Prepaid Rents in relation to the Arc Business as at the Effective Date as determined in the Closing Statement is lower than € 179,000, the difference shall be paid to the Buyer, such payment being uncapped;

•	If the aggregate amount of the Prepaid Rents in relation to the Arc Business as at the Effective Date as determined in the Closing Statement is greater than € 179,000, the difference shall be paid to the Seller, such payment being capped at € 50,000;

•	If the aggregate amount of the Royalty Liabilities in relation to the Arc Business as at the Effective Date as determined in the Closing Statement is lower than € -364,000, the difference shall be paid to the Seller, such payment being capped at € 50,000;

•	If the aggregate amount of the Royalty Liabilities in relation to the Arc Business as at the Effective Date as determined in the Closing Statement is greater than € -364,000, the difference shall be paid to the Buyer, such payment being uncapped;

•	If the Social Liabilities for the Transferred Employees as determined in the Closing Statement are greater than € 1,460,898, the difference shall be paid to the Buyer, such payment being uncapped;

•	If the Closing Field Sets in relation to the Arc Business as at Effective Date as determined in the Closing Statement are greater than € 29,540,000, the difference shall be paid to the Seller, such payment being capped at € 150,000; and

•	If the Closing Field Sets in relation to the Arc Business as at Effective Date as determined in the Closing Statement are lower than € 29,540,000, the difference shall be paid to the Buyer, such payment being uncapped.

(2)	Payment terms

Any increase or decrease of the Closing Purchase Price shall be paid by the Buyer or the Seller (as appropriate) to the other within ten (10) Business Days after the Closing Accounts Pack, the Closing Statement and the Stock Statement have become final and binding on the Parties as aforesaid. Any increase or decrease of the Closing Purchase Price paid by the Buyer to the Seller or by the Seller to the Buyer shall be allocated amongst the Seller and the Local Sellers on such terms and in such proportions as they shall agree between themselves.

3.4	Absence of escrow

The Parties expressly agree that no escrow account will be open for the purposes of deferring the payment of all or part of the Closing Purchase Price. The Seller shall repay to the Buyer, upon first demand, any amount paid by the Buyer to objecting creditors as a result of a claim by any qualifying creditor of the Seller during the Objection Period.

4.	Signing

4.1	General

The signing of the Transaction shall take place at the offices of Simmons & Simmons LLP, 5 boulevard de la Madeleine, 75001 Paris, France, on the Effective Date.

4.2	Seller’s deliveries

On the Effective Date, the Seller shall deliver or cause to be delivered to the Buyer the following:

(A)	the Arc Business Assets in accordance with the terms of this Agreement;

(B)	the Landlord’s Consent;

(C)	the originals of the Ancillary Agreements, duly executed by the Seller or the relevant Local Sellers (as the case may be);

(D)	to the extent obtained, the originals of the Novation Agreements pertaining to the transfer of the Arc Material Contracts and the separation of the Shared Material Contracts, duly executed by the Seller; and

(E)	a copy of the CD-Rom of the Data Room.

4.3	Buyer’s deliveries

On the Effective Date, the Buyer shall deliver or cause to be delivered to the Seller the following:

(A)	evidence of receipt of the confirmation that no prior approval of the Transaction is required under article R. 153-5-2 of the French Monetary and Financial Code (Code Monétaire et Financier);

(B)	evidence of an irrevocable wire transfer order issued by the Buyer to its bank for the payment of the Closing Purchase Price to the Seller and of the corresponding SWIFT transfer order issued by that bank in favour of the Seller;

(C)	the originals of the Ancillary Agreements, duly executed by the Buyer or the relevant Local Buyers (as the case may be);

(D)	an original of the Settlement of the IP Claim, duly executed by Corin UK; and

(E)	to the extent obtained, the originals of the Novation Agreements pertaining to the transfer of the Arc Material Contracts and the separation of the Shared Material Contracts, duly executed by the Buyer.

4.4	Local Transfers

In accordance with the applicable laws and regulations in France, Italy and Switzerland, local signings shall take place at the Effective Date (each a “Local Transfer”) in order to ensure the full and effective transfer of the local components of the Arc Business to the Buyer or the Local Buyers and for registration purposes. In that respect, the Buyer and the Seller undertake to execute and deliver (or cause the Local Buyers and the Local Sellers to execute and deliver) the Local Agreements on the Effective Date and shall take all necessary actions, consistent with the terms of this Agreement as in the reasonable opinion of the Buyer’s counsel and the Seller’s counsel may be required to complete the Local Transfers and to ensure that the Assumed Liabilities in respect of the Local Transfers are reflected in the terms of any Local Agreements. In the event of any contradiction or inconsistency between the Local Agreements and this Agreement, this Agreement shall prevail (other than in respect of clause 5.3 of the Local Business Sale Agreement for Italy, which shall always prevail over this Agreement).

4.5	Accounting books

In accordance with article L. 141-2 of the French Commercial Code, the Seller shall prepare an inventory of all accounting books relating to the Arc Business for the three (3) financial years preceding the Effective Date, as well as a document stating the monthly turnover achieved between the end date of the last financial year and the month preceding the Effective Date. Such inventory of the accounting books shall be signed in two (2) originals by both Parties at the Effective Date, with one (1) original to be delivered by the Seller to the Buyer on the Effective Date.

5.	Representations and warranties of the Buyer and the Buyer’s Guarantor

Each of the Buyer and the Buyer’s Guarantor represents and warrants to the Seller as follows as at the Effective Date:

5.1	Corporate organisation, power and authority

The Buyer, the Local Buyers and the Buyer’s Guarantor are corporations duly organised, validly existing and in good standing under the laws of the jurisdiction of their incorporation. The Buyer, the Local Buyers and the Buyer’s Guarantor have full power and authority to enter into this Agreement and to perform the transactions contemplated herein. The Buyer, the Local Buyers and the Buyer’s Guarantor have obtained all necessary corporate approvals in respect of the entry into, execution, delivery and performance of this Agreement and the transactions contemplated hereunder. This Agreement and all other agreements contemplated hereunder constitute legal, valid and binding obligations of the Buyer, the Local Buyers and the Buyer’s Guarantor enforceable against them in accordance with their respective terms. The Buyer’s, the Local Buyers’ and the Buyer’s Guarantor’s representatives have valid power and authority to sign this Agreement and all other agreements contemplated hereunder in the name and on behalf of their respective companies.

5.2	No conflict

The execution, delivery and performance of this Agreement and all other agreements contemplated hereunder and the consummation of the transactions contemplated hereunder do not: (i) conflict with, violate or result in the breach of any law, regulation, order or judgment applicable to the Buyer, the Local Buyers and the Buyer’s Guarantor, or (ii) conflict with, violate or result in the breach or termination of, or constitute a default under the by-laws or any other constitutional documents of the Buyer, the Local Buyers and the Buyer’s Guarantor, or (iii) conflict with, violate or result in the breach, termination, cancellation or acceleration of any right or obligation of the Buyer, the Local Buyers and the Buyer’s Guarantor or constitute a default under any contract to which the Buyer, the Local Buyers and the Buyer’s Guarantor are a party. Except for the corporate approvals which have been obtained, no approval, consent or waiver is required on the part of the Buyer, the Buyer’s Guarantor or the Local Buyers in connection with the execution and delivery of this Agreement or any Ancillary Agreement.

5.3	Good standing

The Buyer, the Local Buyers and the Buyer’s Guarantor are not, and have never been, insolvent (en état de cessation des paiements) nor have they ever been, or are, subject to any safeguard, bankruptcy or insolvency proceedings, or to any other similar proceedings, with regard to the prevention or resolution of business difficulties or in any situation likely to result in such proceedings. No resolutions have been approved and no actions have been taken that could lead to the dissolution or liquidation of the Buyer, the Local Buyers or the Buyer’s Guarantor.

5.4	Immediately available funds

The Buyer has available cash or available loan facilities which will at the Effective Date provide in immediately available funds the necessary cash resources to meet its obligations under this Agreement and all other agreements contemplated hereunder.

5.5	Employee representatives

There are no formalities of consultation and/or information of employee representatives that are required from the Buyer, the Local Buyers and the Buyer’s Guarantor pursuant to applicable laws and regulations prior to the execution of this Agreement in connection with the transactions contemplated hereunder.

5.6	Governmental authorisations

Except as disclosed in Schedule 5.6, no other consent, authorisation, order or approval of, or filing or registration with, or notification to any Governmental Authority is required by the Buyer, the Local Buyers and the Buyer’s Guarantor in connection with the execution, delivery and performance by the Buyer, the Local Buyers and the Buyer’s Guarantor of this Agreement or the consummation by the Buyer, the Local Buyers and the Buyer’s Guarantor of the transactions contemplated herein.

6.	Representations and warranties of the Seller

6.1	General

The Seller represents and warrants to the Buyer as follows as at the Effective Date:

(A)	Corporate organisation, power and authority

The Seller and the Local Sellers are corporations duly organised, validly existing and in good standing under the laws of the jurisdiction of their incorporation. The Seller and the Local Sellers have full power and authority to enter into this Agreement and to perform the transactions contemplated herein. The Seller and the Local Sellers have obtained all necessary corporate approvals in respect of the entry into, execution, delivery and performance of this Agreement and the transactions contemplated hereunder. This Agreement and all other agreements contemplated hereunder constitute legal, valid and binding obligations of the Seller and the Local Sellers enforceable against them in accordance with their respective terms. The Seller’s and the Local Sellers’ representatives have valid power and authority to sign this Agreement and all other agreements contemplated hereunder in the name and on behalf of their respective companies.

(B)	No conflict

The execution, delivery and performance of this Agreement and all other agreements contemplated hereunder and the consummation of the transactions contemplated hereunder do not: (i) conflict with, violate or result in the breach of any law, regulation, order or judgment applicable to the Seller and the Local Sellers, or (ii) conflict with, violate or result in the breach, termination of, or constitute a default under the by-laws or any other constitutional documents of the Seller and the Local Sellers, or (iii) conflict with, violate or result in the breach or termination, cancellation or acceleration of any right or obligation of the Seller and the Local Sellers or constitute a default under any contract to which the Seller and the Local Sellers are a party. Except for the corporate approvals which have been obtained, no approval, consent or waiver is required on the part of the Seller and the Local Sellers in connection with the execution and delivery of this Agreement or any Ancillary Agreement.

(C)	Good standing

The Seller and the Local Sellers are not, and have never been, insolvent (en état de cessation des paiements) nor have they ever been, or are, subject to any safeguard, bankruptcy or insolvency proceedings, or to any other similar proceedings, with regard to the prevention or resolution of business difficulties or in any situation likely to result in such proceedings. No resolutions have been approved and no actions have been taken that could lead to the dissolution or liquidation of the Seller or the Local Sellers.

The Seller represents and warrants to the Buyer as follows, subject to clause 6.2(A):

(D)	Governmental authorisations

Except as Disclosed in Schedule 5.6, no other consent, authorisation, order or approval of, or filing or registration with, or notification to any Governmental Authority is required by the Seller and the Local Sellers in connection with the execution, delivery and performance by the Seller of this Agreement or the consummation by the Seller and the Local Sellers of the transactions contemplated herein.

(E)	Material Contracts

The Seller and the Local Sellers have not received from any party to any of the Material Contracts: (i) any written notice that any such party intends to terminate any such Material Contract, or (ii) any written claim of material breach from any such party with respect to the performance of obligations pursuant to any such Material Contract.

(F)	Products and Stock

All the Products sold prior to the Effective Date, as well as the Stock, meet the Specifications and, to the knowledge of the Seller, have no hidden or apparent faults or defects. The Products comprised in the Stock are of good and saleable quality and condition and usable in the ordinary course of business for commercial purposes in accordance with past practice, except for any obsolete, damaged or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established, in each case, in the Carveout Financial Statements. All the Stock is owned by the Seller and the Local Sellers free and clear of any Encumbrances.

(G)	Manufacturing Assets

None of the Manufacturing Assets is in need of maintenance or repair, subject to ordinary wear and tear and except for ordinary routine maintenance and repairs.

(H)	Litigation

Except as Disclosed in Schedule 6.1(H), the Seller and the Local Sellers are not engaged in, and have not been threatened in writing, with any litigation, arbitration or administrative or criminal proceedings, which materially and adversely affect the financial position of the Arc Business. In particular, the Seller and the Local Sellers have not received any written injunction from any Governmental Authority, or any written request from any other person, to recall any Product or to inform the customers of the Arc Business of a material defect.

(I)	Title to the Arc Business Assets

The Seller and the Local Sellers have good, valid and marketable title to, and ownership of, the Arc Business Assets and all such assets are within the control and possession of the Seller and the Local Sellers. The Seller and the Local Sellers have not entered into any commitment restricting the operation or sale of the Arc Business. No Encumbrance is outstanding nor is there any written agreement or commitment to create, give or allow any Encumbrance over or in respect of the whole or any part of the Arc Business Assets.

(J)	Sufficiency of the Arc Business Assets

The Arc Business Assets together with the Buyer’s and the Local Buyers’ rights under this Agreement and the Ancillary Agreements are sufficient for the continued conduct of the Arc Business after the Effective Date in substantially the same manner as presently conducted and constitute all the tangible property and assets necessary to conduct the Arc Business as presently conducted.

(K)	Arc Intellectual Property Rights

Schedule 6.1(K) sets out the true and accurate list of all the Intellectual Property Rights owned by the Seller and the Local Sellers that are used exclusively for the marketing, sale and distribution of the Products and the conduct of the Arc Business. The Arc Intellectual Property Rights and the Buyer’s rights under the Shared Patent Licence Agreement and the TM Licence Agreement are all the Intellectual Property Rights necessary for the conduct of the Arc Business as presently conducted.

The Seller and the Local Sellers are the sole and legal owners, free from any Encumbrances, of the Arc Intellectual Property Rights and (where such property is capable of registration) the registered proprietors thereof.

So far as the Seller is aware, none of the Arc Intellectual Property Rights is being claimed, applied for, opposed or attacked by any person.

The Seller is not aware of any infringement of the Arc Intellectual Property Rights by any person. The Seller is not engaged in any legal proceedings and has not issued any legal proceedings in respect of the Arc Intellectual Property Rights which would materially affect the Arc Business and there are no proceedings pending or threatened in writing with respect to the foregoing.

All application and renewal fees, costs, charges and taxes required for the maintenance of the Arc Intellectual Property Rights have been duly paid on time and there are no application or renewal fees in respect of the Arc Intellectual Property Rights due for the period of sixty (60) days following the Effective Date.

So far as the Seller is aware, the conduct of the Arc Business does not infringe the Intellectual Property Rights of any third party, does not and has not given rise to any written claim for passing off or unfair competition and there are no proceedings pending or threatened in writing with respect to the foregoing or to any claim for passing off or unfair competition against the Seller and the Local Sellers.

The Seller and the Local Sellers have not granted any licence to any third party over the Arc Intellectual Property Rights.

(L)	Books and records

All the accounts, books, ledgers and financial records delivered or otherwise made available to the Buyer in accordance with the terms of this Agreement are within the possession and control of the Seller and the Local Sellers, and disclose with reasonable accuracy the current assets, quantifiable liabilities, debtors and creditors of the Arc Business and all other matters required to appear in them.

(M)	Compliance with laws

To the knowledge of the Seller, the Arc Business is conducted in compliance in all material respects with all applicable laws and regulations. No written notice has been received by the Seller and the Local Sellers from any Governmental Authority alleging a violation of any applicable laws and regulations.

(N)	Product Registrations

Schedule 6.1(N)(a) sets forth the true and accurate list of all the Product Registrations required in connection with the Arc Business. All the Product Registrations are held by the Seller and the Local Sellers. To the knowledge of the Seller, and save as disclosed in Schedule 6.1(N)(b), the Seller and the Local Sellers have always been in material compliance with all regulatory requirements relating to the Product Registrations and the Seller and the Local Sellers have not been notified in writing of any assertion of a material violation of any such regulatory requirement by any Governmental Authority in the Territories.

(O)	Product liability

There are no actions pending or, to the knowledge of the Seller, threatened, by any third party or any Governmental Authority, asserting a defect in the Products or alleging that the Products are unfit for their current use or dangerous for human health.

(P)	Transferred Employees

Schedule 6.1(P)(a) sets out a true and accurate list of the Transferred Employees, giving the description of their name, age, position, seniority, gross annual salary, location and, for those Transferred Employees having a fixed term employment contract, the termination date of that employment contract. Other than Pierre Hustache (who is a member of the Seller’s health and safety committee), there are no employee representatives amongst the Transferred Employees. Other than Isabelle Descotes-Genon, none of the Transferred Employees has given a notice terminating his or her contract of employment or is under notice of dismissal.

The collective bargaining agreements applicable in the French Plant with respect to the Arc Business are the CBAs. The employment agreements between the Seller and the Transferred Employees in the French Plant comply in all material aspects with the CBAs.

There is no dispute outstanding with the Transferred Employees with any union or any other body representing all or any of them in relation to their employment in the Arc Business.

(Q)	French Leaseholds

The Seller uses and operates the Arc Business in the French Plant pursuant to the French Leaseholds, the particulars of which are shown in Schedule 6.1(Q). All rents due under the French Leaseholds have been paid. The Seller has not received any written notice from a third party of a claim in respect of material non-compliance by the Seller with its obligations under the French Leaseholds. The Seller and the Local Sellers have not granted any sublease over the premises subject to the French Leaseholds.

(R)	Specific warranties in compliance with article L. 141-1 and seq. of the French Commercial Code with respect to the operation of the Arc Business in the French Plant

(1)	Origin of property

The Arc Business belongs to the Seller, having been created and developed by the Seller since its date of incorporation on 27 April 1970.

(2)	Statement of pledges and privileges

The Arc Business is not subject to any pledge or privilege.

(3)	Turnover and operating income

The Seller declares that the net turnover (VAT excluded) relating to the Arc Business achieved during the last three (3) financial years preceding the sale is as set out in the Local Business Sale Agreement for France.

The Seller declares that the operating income relating to the Arc Business per the Carveout Financial Statements achieved during the last three (3) financial years preceding the sale is as set out in the Local Business Sale Agreement for France.

(4)	Leases

The Seller operates the Arc Business in the French Plant pursuant to the French Leaseholds detailed in Schedule 6.1(Q) which shows the dates of each lease, their durations and the lessor’s details.

(5)	Municipality pre-emption right over the business (droit de préemption urbain sur le fonds de commerce)

The Arc Business is not located in a zone where a pre-emption right of the municipality would apply to the sale of the Arc Business based on article L. 214-1 of the French Urban Code.

6.2	Scope of the Seller’s Warranties

The Seller warrants to the Buyer in the terms of the Seller’s Warranties but subject to the following:

(A)	the Seller’s Warranties are given subject to the facts and matters Disclosed in this Agreement, in the Schedules and, except as regards the Absolute Warranties, in every document Disclosed in the Data Room, and the Buyer shall accordingly have no claim in respect of any of the Seller’s Warranties in relation to any fact or matter so Disclosed;

(B)	the Buyer acknowledges that it has not been induced to enter into this Agreement by, and that it does not in connection with this Agreement or its subject matter rely on, any representation, warranty, promise or assurance by the Seller and the Local Sellers or any other person save for those contained in this Agreement;

(C)	the Buyer acknowledges and confirms that it and its advisers have been granted access to the books and records, Tax returns, contracts and other properties and assets relating to the Arc Business, have made on-site visits and inspections, have had the full opportunity to meet with the management team of the Seller to discuss the transactions contemplated herein, have conducted a due diligence on the Arc Business, including through the access to the Data Room, and have raised all the questions they may have;

(D)	the Buyer acknowledges that no representations and warranties are made regarding any projections, forward-looking statements, business plans, confidential information memoranda and the accuracy or completeness of any information contained therein or in the Data Room prepared in connection with the transactions contemplated herein. The Buyer acknowledges that it has relied on its own analysis and investigations of such information and assumes any responsibility in connection with the relevance of such information for its own analysis; and

(E)	the Buyer warrants and undertakes to the Seller that, as at the Effective Date, the Buyer is not aware of any facts or circumstances which will or may reasonably be expected to entitle the Buyer to make a claim under any of the Seller’s Warranties.

7.	Indemnification

7.1	Principles of indemnification

(A)	Indemnification by the Buyer

From and after the Effective Date, and subject to the provisions of this clause 7, the Buyer shall indemnify and hold harmless the Seller and the Local Sellers from and against any Loss incurred by the Seller and the Local Sellers arising from (i) any breach of any of the Buyer’s warranties set out in clause 5, and (ii) any Assumed Liabilities.

(B)	Indemnification by the Seller

From and after the Effective Date, and subject to the provisions of this clause 7, the Seller shall indemnify the Buyer and the Local Buyers from and against any Loss incurred by the Buyer and the Local Buyers arising from any breach of any of the Seller’s Warranties.

(C)	Exclusive remedy

The Buyer and the Seller acknowledge and agree that the indemnification provisions of this clause 7 shall be the sole and exclusive remedies of the Buyer and the Seller for any breach by the other Party of its warranties in this Agreement.

7.2	Procedure of indemnification

(A)	When payable

Indemnification under this clause 7 with respect to any claim concerning any Loss shall be payable: (i) upon resolution of such claim by mutual agreement between the Parties, or (ii) upon the rendering of a definitive (which is not subject to appeal or with respect to which the time for appeal has elapsed) award or order from the arbitral tribunal having jurisdiction in accordance with clause 9.8. Any sum payable hereunder by the Seller to the Buyer shall be treated as a price reduction.

(B)	Claim Notice

If the Buyer or any of the Local Buyers (a) receives notice of the assertion of any claim, the commencement of any suit, action or proceeding, or the imposition of any penalty or assessment by a third party in respect of which indemnity may be sought by the Buyer against the Seller under this Agreement (a “Third Party Claim”), or (b) has a claim for indemnification against the Seller under this Agreement which does not relate to a Third Party Claim (a “Direct Claim”), then the Buyer or the Local Buyer shall provide written notice thereof to the Seller. Such notice (the “Claim Notice”) shall provide a description in reasonable details of the nature of the Direct Claim or Third Party Claim, the clauses of this Agreement which form the basis for indemnification, the copies of all material evidence in connection therewith and the amount of the Loss suffered by the Buyer or the Local Buyer and the calculation of the Loss thereby alleged. The Claim Notice shall be made within ten (10) Business Days following the date of receipt by the Buyer or the Local Buyer of any Third Party Claim, or from the date on which the Buyer or the Local Buyer had knowledge of any Direct Claim. The failure of the Buyer or the Local Buyer to meet this deadline will not result in the forfeiture of the Buyer’s or the Local Buyer’s rights to compensation hereunder but shall relieve the Seller from any indemnification obligation with respect to such Third Party Claim and/or Direct Claim to the extent the Loss suffered is increased by virtue of the delayed Claim Notice.

(C)	Right to participate in and defence of Third Party Claims

Upon receipt of a Claim Notice relating to a Third Party Claim, the Seller may, with the consent of the Buyer, assume the defence of the Third Party Claim on behalf of the Buyer or the Local Buyer, at its own expense and costs and through representation by the counsel of its choice, by giving a written notice thereof to the Buyer, and following such notice, without prejudice to the generality of the foregoing, the Seller shall keep the Buyer informed of all material developments in relation to the Third Party Claim and to determine with the Buyer but ultimately at the Seller’s discretion whether to avoid, dispute, resist, settle, compromise, defend or appeal the Third Party Claim. The Buyer and the Local Buyers shall cooperate fully with, and provide appropriate documentation as reasonably requested by, the Seller and its counsel in the defence of such Third Party Claim. If the Buyer does not consent to the Seller assuming the defence of the Third Party Claim on behalf of the Buyer or the Local Buyer, the Buyer shall have the right to control the defence of such Third Party Claim at its own expense and costs and with the counsel of its choice, provided, however, that the Buyer and the Local Buyers shall not, in any event, settle or compromise any Third Party Claim without the Seller’s prior written consent (such consent not to be unreasonably withheld or delayed), unless the terms of such settlement or compromise release the Seller and the Local Sellers from any and all liability with respect to such Third Party Claim.

(D)	Direct Claims

Upon receipt of a Claim Notice relating to a Direct Claim, the Seller shall have thirty (30) Business Days to object to such Direct Claim and to provide the explanations and evidence in its possession to establish the merits of its objection (the “Objection”). If the Seller lodges an Objection within the timeframe set out above, the Parties shall meet in good faith and attempt to reach an agreement on the merits of such Direct Claim and, where appropriate, on the amount of the corresponding indemnity. If such an agreement cannot be reached within a period of thirty (30) Business Days as from the date on which the Objection has been notified to the Buyer, the dispute shall be settled in accordance with arbitration as set forth in clause 9.8 below.

(E)	Conduct of Product warranty claims

The Parties acknowledge that the management of a claim concerning a Product sold by the Seller prior to the Effective Date could have a material adverse effect upon the goodwill of the Arc Business. The Seller shall therefore notify the Buyer of any warranty claim concerning a Product sold by the Seller prior to the Effective Date and keep the Buyer informed of all material developments in relation to any such claim and shall determine, in consultation with the Buyer but ultimately at the Seller’s discretion, whether to avoid, dispute, resist, settle, compromise, defend or appeal the claim. The Buyer shall cooperate fully with, and provide appropriate documentation as reasonably requested by, the Seller and its counsel in the defence of any such claim.

7.3	Limitations on payments

(A)	Aggregate limit

The aggregate liability of the Seller and the Local Sellers under this Agreement shall not exceed an overall amount of ten million euros (€ 10,000,000).

(B)	Thresholds

The Seller and the Local Sellers shall not be liable towards the Buyer and the Local Buyers unless:

(a)	save for a claim under the Seller’s Warranty set out in clause 6.1(F) to the extent that it relates to the Stock, the liability of the Seller and the Local Sellers in respect of each individual claim (ignoring any liability for costs, expenses and interest) exceeds twenty thousand euros (€ 20,000);

(b)	save for a claim under the Seller’s Warranty set out in clause 6.1(F) to the extent that it relates to the Stock, the aggregate liability of the Seller and the Local Sellers in respect of all claims exceeds five hundred thousand euros (€ 500,000), in which case the Seller shall be liable for the Loss in excess of one hundred thousand euros (€ 100,000). By way of example, if the aggregate liability of the Seller in respect of all Losses of the Buyer and the Local Buyers equals € 1,500,000, the Seller shall be liable for € 1,400,000 (i.e. the excess above € 100,000).

(C)	Time limits

The Seller shall have no liability in respect of any claim hereunder unless the claim is duly notified to the Seller by the Buyer not later than two (2) years after the Effective Date, save for a claim under the Seller’s Warranty set out in clause 6.1(F) to the extent that it relates to the Stock. The Seller and the Local Sellers shall have no liability in respect of any claim under the Seller’s Warranty set out in clause 6.1(F) to the extent that it relates to the Stock unless that claim is duly notified to the Seller by the Buyer not later than the expiry date of the initial shelf life of the relevant Stock.

(D)	General limitations

(1)	The Seller and the Local Sellers shall not be liable in respect of any claim hereunder to the extent that an allowance, provision or reserve in respect of the matter giving rise to such claims has been taken into account, or reflected, in the Carveout Financial Statements.

(2)	The Seller and the Local Sellers shall not be liable in respect of any claim to the extent that it arises or is increased as a result of any change, after the Effective Date, in the accounting bases, policies, practices or methods applied in valuing any assets or liabilities of the Arc Business from those used in the past.

(3)	The Seller and the Local Sellers shall not be liable in respect of any claim hereunder to the extent that it arises or is increased as a result of any change in law (or change in the interpretation of law) or in administrative practice of any Governmental Authority occurring after the Effective Date (whether or not the change purports to be effective retrospectively in whole or in part).

(4)	The Seller and the Local Sellers shall not be liable in respect of any claim hereunder to the extent that such claim is attributable (in whole or in part) to:

(a)	any voluntary act, omission or transaction carried out by, or at the request of, or with the consent of, the Buyer or its Affiliates or its successors or assigns on or after the Effective Date;

(b)	anything expressly provided to be done or omitted to be done pursuant to this Agreement;

(c)	anything done by or on behalf of the Seller and the Local Sellers before the Effective Date at the request of the Buyer.

(5)	The Seller and the Local Sellers shall not be liable in respect of any claim hereunder to the extent that the claim relates to a “covered loss”, which is subsequently recovered by the Buyer or the Local Buyers, including:

(a)	any loss which is covered by an insurance policy in force for the benefit of the Buyer or the Local Buyers in respect of the Arc Business or the Arc Business Assets; or

(b)	any loss in respect of which the Buyer or the Local Buyers has any other right of recovery against, or indemnity from, any person other than the Seller and the Local Sellers (whether under any provision of law, contract or otherwise howsoever).

The Buyer shall use its best efforts to enforce such recovery or seek such reimbursement from the relevant third party and shall do so simultaneously whilst making such claim against the Seller. If the Seller or the Local Sellers pay to or for the benefit of the Buyer an amount in respect of any claim hereunder and the Buyer subsequently receives from any other person any payment or benefit in respect of the matter giving rise to such claim, the Buyer shall thereupon pay to the Seller and the Local Sellers an amount equal to the payment or benefit received from such third party (less all reasonable costs, charges and expenses incurred by the Buyer or the Local Buyers in seeking and enforcing recovery from the third party).

(6)	The Seller and the Local Sellers shall not be liable in respect of any claim hereunder to the extent that it relates to a liability which is contingent or not capable of being quantified unless and until the liability ceases to be contingent or becomes capable of being quantified, as the case may be.

(7)	The Seller and the Local Sellers shall not be liable in respect of any claim hereunder for any indirect or consequential loss, whether actual or prospective.

(E)	Specific limitations

The Seller and the Local Sellers shall have no liability in respect of any claim under the Seller’s Warranty set out in clause 6.1(F) if that claim relates to (1) Products damaged by misuse, (2) altered Products, (3) expired Products, or (4) Products damaged during shipping and handling. The Seller and the Local Sellers may only be liable in respect of any claim under the Seller’s Warranty set out in clause 6.1(F) to the extent that the claim relates to a manufacturing defect. The Seller’s Warranty set out in clause 6.1(F) specifically excludes reimbursement for any product liability claim or any third party claim. The Seller shall also have the option, in the event of a claim under the Seller’s Warranty set out in clause 6.1(F), to repair or replace the Product that is alleged to be defective, at no cost to the Buyer.

(F)	Exclusions

Nothing in this clause 7 shall apply to exclude or limit the liability of the Seller to the extent that a Direct Claim arises as a result of fraudulent misrepresentation (dol) by the Seller or the Local Sellers or from a breach of any of the Seller’s Warranties set out in clauses 6.1(A) to 6.1(D).

7.4	Duty to mitigate

The Parties shall take all reasonable steps to mitigate any loss or liability which is or might become the subject of a claim under this Agreement. In particular, and without limiting the generality of the foregoing, the Buyer shall make and diligently pursue such claims as may be reasonably justified against any third party subject to the terms set forth above, or pursue or subscribe all relevant insurance policies covering the Arc Business after the Effective Date. In case of failure by the Buyer to comply with this provision, any part of the Loss which could have not existed had the Buyer mitigated such Loss in accordance therewith shall not give rise to indemnification hereunder for the part of the Loss resulting from the absence of mitigation by the Buyer.

7.5	Global liability cap

Except in the event of fraudulent misrepresentation (dol) by the Seller or the Local Sellers, the aggregate liability of the Seller and the Local Sellers under this Agreement and the Ancillary Agreements shall in any event, and notwithstanding any provision to the contrary in this Agreement or the Ancillary Agreements, not exceed the Closing Purchase Price (as adjusted under clause 3.3).

8.	Covenants

8.1	Transfer of the Material Contracts

(A)	On and with effect from the Effective Date, the Seller shall, and shall cause the Local Sellers to, assign to the Buyer or the Local Buyers, all the Material Contracts which are capable of assignment without a third party consent, authorisation, approval or waiver, or in respect of which any necessary consent, authorisation, approval or waiver has been obtained on the Effective Date.

(B)	If any Material Contract cannot be assigned to the Buyer or the Local Buyers, for whatever reason, on the Effective Date, the Seller shall, jointly with the Buyer, use all reasonable endeavours and shall cooperate with each other to obtain the necessary consent, authorisation, approval or waiver, provided however that the Seller shall not be required to pay or give any consideration therefor. Once such consent, authorisation, approval or waiver is obtained, the Seller shall, and shall cause the Local Sellers to, assign to the Buyer or the Local Buyers the relevant Material Contract and the Arc Business Assets to which such Material Contract relates for no additional consideration. Applicable Transfer Taxes in connection with such sale and assignment shall be paid in accordance with clause 9.11. For the avoidance of doubt, no adjustment to the Closing Purchase Price shall be applied on account thereof, or any indemnification be due to any Party on account thereof.

(C)	To the extent permitted by law, the Seller shall, and shall cause the Local Sellers to, hold, with effect from the Effective Date, the concerned Material Contract and related Arc Business Assets, and any monies, goods or other benefits received thereunder, on behalf of the Buyer or the Local Buyers until completion of such assignment, and all obligations and Liabilities incurred or arising under any such Material Contracts and related Arc Business Assets which fall due after the Effective Date shall be borne by the Buyer and the Buyer shall indemnify and hold harmless the Seller accordingly.

(D)	If consent to assignment or novation of a Material Contract is refused by the counterparty, or otherwise not obtained on terms reasonably satisfactory to the Buyer within six (6) months of the Effective Date, the Buyer shall be entitled, at its sole discretion, to require the Seller or the Local Sellers to serve proper notice to terminate that Material Contract provided that this notice can be given and the Material Contract terminated without any payment or other liability being incurred by the Seller or the Local Sellers.

8.2	Use of the Tornier Trademark

On and with effect from the Effective Date, the Seller grants to the Buyer a licence (except to the extent that a sub-licence to distributors and sales representatives is needed in connection with the sale and distribution of the Products) to use the Tornier Trademark for the purposes of the sale of the Products and the Stock in accordance with the terms of the TM Licence Agreement.

8.3	Transfer of the Arc Intellectual Property Rights

The Buyer shall be responsible for, and shall pay, all expenses and fees incurred after the Effective Date that are due in respect of the recording of the transfers of the Arc Intellectual Property Rights with the appropriate Governmental Authorities.

The Buyer shall also be responsible for, and shall pay, all expenses and fees related to the maintenance of the Arc Intellectual Property Rights with respect to the period beginning on the Effective Date. If the Seller receives after the Effective Date any invoices for expenses related to the maintenance of the Arc Intellectual Property Rights after the Effective Date, the Seller shall promptly notify such invoices for payment to the Buyer.

8.4	Transfer of the Books and Records

(A)	On the Effective Date, or as soon as reasonably possible after the Effective Date, the Seller shall transmit to the Buyer all the Books and Records relating wholly to the Arc Business, any of the Arc Business Assets and the Assumed Liabilities, with the exception of those Books and Records the possession of which is required by the Seller for the implementation of the Seller’s obligations under this Agreement or any of the Ancillary Agreements (and in particular all technical files in respect of the Products until such time as the Buyer has obtained the CE mark), and, to the extent permitted by law, for legal, regulatory, tax or accounting purposes, a copy of such Books and Records being in such case transmitted to the Buyer.

(B)	During three (3) years following the Effective Date, the Seller shall give reasonable access to its books and records upon reasonable request in writing from the Buyer, and subject to the following conditions: (i) the information relates to the Arc Business or the Arc Business Assets and is necessary to the Buyer for the development, commercialisation, manufacturing, packaging, distributing, marketing and/or sale of the Products or to satisfy the Buyer’s tax or financial reporting requirements, (ii) such books and records do not contain any information relating to the activities of the Seller and/or any third party the nature and/or content of which would be confidential for the Seller or to any such third party and which cannot be redacted for the purpose of such access, (iii) the access will be given by the Seller in its offices during normal business hours, and (iv) all information included in such books and records that does not relate to the Arc Business or the Arc Business Assets shall be subject to the signature by the Buyer, prior to disclosure, of a confidentiality and restricted use agreement containing provisions at least as strict as the provisions defined in the Confidentiality Agreement.

8.5	Transferred Employees

In accordance with French law, the sale of the Arc Business shall entail the automatic transfer to the Buyer on the Effective Date of those forty (40) Transferred Employees in the French Plant who dedicate a majority of their time to the Arc Business and who are identified in Schedule 6.1(P)(a). The Buyer shall assume all the rights and obligations with respect to all such Transferred Employees and their employment contracts on and after the Effective Date, including with respect to such rights and obligations as have accrued up and until the Effective Date.

Those twenty eight (28) Transferred Employees who do not dedicate a majority of their time to the Arc Business but who, as at the Effective Date, have agreed voluntarily to transfer to the Buyer (as regards those employed by the Seller) or to Corin Belgium (as regards those employed by Tornier Belgium) (together the “Voluntarily Transferred Employees”) are identified in Schedule 6.1(P)(a). The Voluntarily Transferred Employees shall transfer to the Buyer or to Corin Belgium (as the case may be) on the date set out in the column in Schedule 6.1(P)(a) headed “Transfer Date”. The Buyer or Corin Belgium (as the case may be) shall assume all the rights and obligations with respect to all such Voluntarily Transferred Employees and their employment contracts on and after that transfer date, including with respect to such rights and obligations as have accrued up and until that transfer date. The Buyer shall indemnify the Seller against the Social Liabilities actually incurred by the Seller in respect of the Voluntarily Transferred Employees for the period between the Effective Date and that transfer date, to the extent that those Social Liabilities exceed the amount paid by the Buyer to the Seller in respect of those Voluntarily Transferred Employees under the terms of the TSA. During the period between the Effective Date and that transfer date, the Seller shall operate the employment contracts of those Voluntarily Transferred Employees in the ordinary course.

The Buyer shall pay to the Seller within five (5) Business Days of the Effective Date the salary and related social charges paid and incurred by the Buyer in respect of the Transferred Employees for the period between the Effective Date and 31 October 2016 on a pro-rata basis.

Those fifteen (15) employees located in the French Plant who do not dedicate a majority of their time to the Arc Business and who, as at the Effective Date, have not agreed voluntarily to transfer to the Buyer despite having been requested to do so by the Buyer are identified in Schedule 6.1(P)(b) (the “Declining Employees”). The Buyer shall have a period of sixty (60) days from the Effective Date to solicit the Declining Employees to transfer to it. Those Declining Employees who have not given their consent to transfer to the Buyer at the end of that sixty (60) day period shall remain employed by the Seller with no adjustment to the Closing Purchase Price nor any payment by the Seller being due on account thereof.

The Seller will, at the request of the Buyer, place those Declining Employees who have not given their consent to transfer to the Buyer at the end of that sixty (60) day period referred to above at the disposal of the Buyer (if they agree to it) and the Buyer shall indemnify the Seller for their salary and all associated costs of their employment (including social charges) from the date on which they are put at the Buyer’s disposal. If those Declining Employees refuse to be placed at the disposal of the Buyer, the Seller will seek to provide the relevant services to the Buyer (upon a request of the latter) and the Buyer shall compensate the Seller for such services at cost.

The e-mail records of those Transferred Employees who work in marketing or R&D (as set out in the column in Schedule 6.1(P)(a)) headed “Job”) and of Emmanuel Lizee shall be transferred (at their request) after the Effective Date to a download folder for review by the Seller, with any e-mail records relating exclusively to the non-Arc Business being removed. The e-mail records for the previous twelve (12) months of all other Transferred Employees shall be transferred after the Effective Date to a download folder for review by the Seller, with any e-mail records not relating to the Arc Business being removed. In each case, the remaining e-mail records relating to the Arc Business shall be transferred to the Buyer. No other e-mail records shall be transferred to the Buyer.

8.6	French Leaseholds

The French Leaseholds shall be transferred to the Buyer subject to complying with all formalities as may be required thereunder. The Buyer shall pay to the Landlord with fifteen (15) days from the Effective Date the deposit (dépôt de garantie) due under the French Leaseholds (being € 148,795.76), and co-operate with the Seller towards the Landlord for the release to the Seller of the existing deposit in the same amount as soon as reasonably practicable after the payment by the Buyer to the Landlord.

8.7	Further assurance

At any time after the Effective Date, either Party shall execute or procure the execution of such documents and do or procure the doing of such acts and things as may be required, in the reasonable opinion of the Buyer’s counsel and the Seller’s counsel, for the purpose of vesting the Arc Business Assets in the Buyer or otherwise to give effect to this Agreement and the Ancillary Agreements, including as necessary to update registration details in respect of the Arc Intellectual Property Rights at any applicable registry. Applicable Transfer Taxes in connection with such sale and assignment shall be paid in accordance with clause 9.11. For the avoidance of doubt, no adjustment to the Closing Purchase Price shall be applied on account thereof, or any indemnification be due to either Party on account of such Transfer Taxes.

8.8	Further trading and trade enquiries

After the Effective Date, the Seller shall promptly refer to the Buyer all enquiries in relation to the Arc Business and assign to the Buyer all orders relating to the Arc Business, including enquiries relating to orders for any stock, spares, parts, accessories and other equipment manufactured or sold or any services provided in connection with the Arc Business, which the Seller may receive after the Effective Date.

8.9	Transfer of the Relevant Registrations and Qualifications

(A)	As soon as possible but no later than ten (10) Business Days after the Effective Date, the Buyer shall make all the required notifications, filings and submissions with the relevant Governmental Authorities to obtain the Relevant Registrations and Qualifications. Any such notification, filing or submission shall be made in a timely manner and in full compliance with applicable laws and regulations, with a copy being provided to the Seller. The Seller shall use its reasonable commercial efforts to assist the Buyer in the obtaining of the Relevant Registrations and Qualifications; in particular, the Seller shall provide the Technical Files to the Buyer. The Buyer shall keep the Seller informed on a regular basis (at least once per month) of its progress in obtaining the Relevant Registrations and Qualifications.

(B)	If the Buyer: (a) has not submitted a complete application for the obtaining of the Relevant Registrations and Qualifications within the timeframes set out in Schedule 6.1(N)(a), or (b) the Relevant Registrations and Qualifications are not approved by the relevant Governmental Authorities within such timeframes, the Products concerned shall be deemed excluded from the present sale and purchase in the Territory concerned, without prejudice to the payment of the Closing Purchase Price agreed hereunder.

(C)	For the avoidance of doubt, the Buyer shall bear all filing fees resulting from the Relevant Registrations and Qualifications. The Buyer shall therefore, upon presentation of the appropriate documentation evidencing such costs, reimburse promptly to the Seller and the Local Sellers all filing fees incurred by the Seller and the Local Sellers for the obtaining of such Relevant Registrations and Qualifications.

8.10	Manufacturing Assets

(A)	Title and risk to the Manufacturing Assets shall be transferred to the Buyer and the Local Buyers on the Effective Date. The Manufacturing Assets shall be disassembled, shipped and delivered to the Buyer and the Local Buyers in accordance with the timelines set out in the Tactical Plan (the “Delivery”). Until such disassembling, the Seller shall use the Manufacturing Assets for the performance of its obligations under the TSA and the Supply Agreement. The Seller shall be responsible for all costs associated with, or arising out of the use of the Manufacturing Assets, including the costs associated with maintaining the Manufacturing Assets in good operating condition and repair, until their physical delivery to the Buyer’s premises.

(B)	The date of Delivery of each of the Manufacturing Assets and related Products and Stock (each a “Delivery Date”) shall be determined based upon: (i) the Qualification strategy mutually agreed by the Seller and the Buyer, and (ii) a coherent perimeter defining the Manufacturing Assets to be delivered at each Delivery Date, both of which are set forth in the Tactical Plan. Disassembling the Manufacturing Assets in the French Plant and the Irish Plant and reassembling the Manufacturing Assets in the Buyer’s premises shall be performed under the joint supervision of the Buyer and the Seller. During the week that precedes each Delivery Date, the Seller and the Buyer will (i) perform a joint review of those Manufacturing Assets that are located in the French Plant and the Irish Plant and which are to be delivered and (ii) prepare a joint status report (“Departure Report”). The same joint process will be performed in the Buyer’s premises within the two weeks that follow the installation of the Manufacturing Assets and the Parties will issue a joint status report (“Arrival Report”). If new defects are identified within any such Manufacturing Assets, the claims period open to Buyer shall run for one week as from the date of the Arrival Report.

(C)	The Buyer shall be responsible for the control and supervision of the Qualification process in its premises and shall ensure that the actions, the agreed Qualification strategy and timeline as set out in the Tactical Plan are duly observed. The Buyer shall promptly inform the Seller of any issue that it may encounter with respect to the Qualification process. The Seller shall cooperate in good faith with the Buyer and shall provide all technology specifications strictly related to the Arc Business as may be required by the Buyer for the purposes of conducting the Qualification process. The Seller and the Buyer expressly acknowledge and agree that the relevant Manufacturing Assets shall be shipped by the Seller at the latest upon the Milestones set forth in the Tactical Plan. If Buyer cannot observe a Milestone, the Parties shall meet to agree a new Delivery Date for the relevant Manufacturing Assets, and shall amend the Tactical Plan accordingly in writing. This notwithstanding, the Parties expressly agree that (i) the actual Delivery of all the Manufacturing Assets shall occur within a maximum time period of 2 years as from the Effective Date that (ii) at no time shall a so newly agreed Delivery Dates extend the current 2-year duration of the Supply Agreement and that (iii) Seller will apply a price increase on the Products concerned by the late shipment as provided in Section 3.5(B) of the Supply Agreement. Each Delivery shall cover a homogenous group of Manufacturing Assets and related Products and Stock in line with the Qualification strategy defined by both Parties in the Tactical Plan and shall be at the Buyer’s own cost and expense. The Parties will set up a steering committee in charge of monitoring the transfer of the Manufacturing Assets, which shall meet at least once a month and for the first time during the month in which the Effective Date occurs.

8.11	Taxes

The Buyer and the Local Buyers shall pay and discharge all Taxes relating to the Arc Business or the Arc Business Assets relating to the period on and after the Effective Date, regardless of whether such Taxes are due before or after the Effective Date. Insofar as such Taxes have been paid by the Seller or the Local Sellers, the Buyer or the Local Buyers shall reimburse to the Seller or the relevant Local Seller that amount pro-rata to the period after the Effective Date promptly upon receipt of a notice issued by the Seller or the relevant Local Seller stating the amount of such Taxes paid by the Seller or the relevant Local Seller and enclosing the supporting documentation.

The Seller and the Local Sellers shall pay and discharge all Taxes relating to the Arc Business or the Arc Business Assets relating to the period prior to the Effective Date, regardless of whether such Taxes are due before or after the Effective Date. Insofar as such Taxes have been paid by the Buyer or the Local Buyers, the Seller or the Local Sellers shall reimburse to the Buyer or the relevant Local Buyer that amount pro-rata to the period prior to the Effective Date but not paid as at the Effective Date, promptly upon receipt of a notice issued by the Buyer or the relevant Local Buyer stating the amount of such Taxes paid by the Buyer or the relevant Local Buyer and enclosing the supporting documentation.

8.12	Non-solicitation and non-hiring

(A)	For a period of two (2) years after the Effective Date, the Buyer undertakes towards the Seller that it shall not, and shall procure that none of its Affiliates shall, in any manner, directly or through one or more intermediaries, solicit, hire, recruit or employ, either on its behalf or on behalf of any other member of the Buyer’s Group, any employee of the Seller working at the French Plant or the Irish Plant (other than the Declining Employees for a period of sixty (60) days from the Effective Date in accordance with clause 8.5) or the senior executives of the Seller’s Group who have been involved in the Transaction or in managing the Arc Business or the other business of the Seller at the French Plant or the Irish Plant.

(B)	For a period of two (2) years after the Effective Date, the Seller undertakes towards the Buyer that it shall not, and shall procure that none of its Affiliates shall, in any manner, directly or through one or more intermediaries, solicit, hire, recruit or employ, either on its behalf or on behalf of any other member of the Seller’s Group, any Transferred Employee or the senior executives of the Buyer’s Group who have been involved in the Transaction.

8.13	Non-compete undertaking – Restrictions on the Seller

In this clause 8.13, “Restricted Business” means any business which competes with the Arc Business as carried on by the Seller and the Local Sellers in the Territories at the Effective Date.

The Seller undertakes that it shall not (and shall procure that no member of the Seller’s Group shall), at any time during the period of two (2) years after the Effective Date, carry on a Restricted Business in any of the Territories. For the avoidance of doubt, this undertaking by the Seller shall not be breached if after the Effective Date either (A) the Seller or any member of the Seller’s Group acquires, invests in or merges with any company or business that carries on a Restricted Business; or (B) the Seller or any member of the Seller’s Group is acquired by or merged with any company or business that carries on a Restricted Business.

8.14	Non-compete undertaking – Restrictions on the Buyer

In this clause 8.14, “Restricted Shoulder Business” means any business which competes with the Shoulder Business as carried on by the Seller in France at the Effective Date.

The Buyer undertakes that it shall not (and shall procure that no member of the Buyer’s Group shall), at any time during the period of two (2) years after the Effective Date, carry on a Restricted Shoulder Business in France. This undertaking shall not prevent the Buyer from continuing to carry on (on the same terms and to the same extent) its existing business as carried on by the Buyer at the Effective Date. For the avoidance of doubt, this undertaking by the Buyer shall not be breached if after the Effective Date either (A) the

Buyer or any member of the Buyer’s Group acquires, invests in or merges with any company or business that carries on a Restricted Shoulder Business; or (B) the Buyer or any member of the Buyer’s Group is acquired by or merged with any company or business that carries on a Restricted Shoulder Business.

8.15	Confidential information of the Seller not relating to the Arc Business

The provisions of clauses 8.12, 8.13 and 8.14 shall be without prejudice to the Buyer’s obligations under clause 9.1(C) by which the Buyer undertakes to keep confidential, and neither use nor disclose (and procure that its employees (including the Transferred Employees) keep confidential and do not use or disclose) any confidential information of the Seller in its or their possession that does not relate to the Arc Business, including in particular the confidential information of the Seller relating to the Restricted Shoulder Business. These confidentiality obligations of the Buyer shall continue in full force and effect after the expiry of the Buyer’s undertakings set out in clauses 8.12(A) and 8.14.

8.16	Compliance with French law

The Buyer shall comply with its obligations under the French Public Health Code and towards the CNIL as regards the Arc Business Assets after the Effective Date.

8.17	Product Recall

The Seller and the Local Sellers shall continue to rectify and shall complete the Product Recall as soon as reasonably practicable after the Effective Date at their cost. The Buyer and the Local Buyers accept and agree that they shall have no rights against the Seller, the Local Sellers or any other members of the Sellers’ Group in respect of any loss of revenue or profits of the Arc Business resulting from the Product Recall.

8.18	IT Clone

(A)	The IT Clone shall be transferred by the Seller to the Buyer at no cost to the Buyer at the end of the provision by the Seller to the Buyer of the IT/ERP services under the terms of the TSA.

(B)	The JDE licences are not included in the IT Clone. During the term of the IT/ERP services under the TSA, the Buyer shall be entitled to use the Wright JDE licences but these licences must be purchased by the Buyer directly from Oracle at the end of the provision of those services or 31 August 2017 (whichever comes first). As soon as reasonably practicable after the Effective Date, the Parties will work together with Oracle to procure the assignment of the JDE licences to the Buyer at a time specified by the Buyer or the grant by Oracle to the Buyer of the JDE licences on the best terms reasonably obtainable, appropriate to the Buyer’s needs.

(C)	The Virtual Server infrastructure and network equipment is also not included in the IT Clone, the Buyer providing this equipment as part of its infrastructure build out in the French Plant. A copy of the Virtual Servers will be transferred to the Buyer’s equipment.

9.	General provisions

9.1	Confidentiality

(A)	This Agreement, the Ancillary Agreements and the Transaction shall be treated as strictly confidential by the parties, together with any and all information obtained or received by any of the parties and their respective advisers in the process of the negotiation or performance of this Agreement and all other agreements contemplated hereby (the “Confidential Information”).

(B)	A party shall not, except with the prior written consent of the other parties, make use or disclose to any person any Confidential Information, save when such party can demonstrate that:

(1)	such disclosure is required by any applicable law or regulation or order of any competent Governmental Authority or rule of any stock exchange; or

(2)	such disclosure is to its professional advisers in relation to the negotiation, entry into, or performance of, this Agreement or any matter arising out of the same; or

(3)	in the case that the Confidential Information has come into the public domain or the Confidential Information was lawfully in its possession, other than through its fault or the fault of any person to whom such Confidential Information has been disclosed.

(C)	The Buyer shall keep confidential and shall procure that its employees (including the Transferred Employees as from the Effective Date) keep confidential and do not use or disclose any confidential information of the Seller in its or their possession that does not relate to the Arc Business, including in particular the confidential information of the Seller relating to the Restricted Shoulder Business.

9.2	Announcements

No party to this Agreement shall make any announcement, press release or other communication concerning the provisions or subject matter of this Agreement or containing any information relating to another party, without the prior written approval of the other parties (which shall also agree on the text and format of such announcement), save where such announcement is required under any applicable law or regulation or order of any competent Governmental Authority or any rule of any stock exchange provided that in each case (and to the extent it is legally permitted to do so) the party making the disclosure gives the other parties as much notice of such disclosure as possible and, in such case, takes into account the reasonable requests of the other parties in relation to the content of such disclosure.

9.3	Successors and assigns

(A)	No party shall assign or transfer, or purport to assign or transfer, any of its rights or obligations arising under this Agreement without the prior written consent of the other parties.

(B)	This Agreement shall apply to, and be binding on, the respective successors of the parties.

9.4	Whole agreement and amendments

(A)	This Agreement, together with any documents referred to in it, constitutes the whole agreement between the parties relating to its subject matter and supersedes and extinguishes any prior drafts, agreements and undertakings, whether in writing or oral, relating to such subject matter and all conditions, warranties and other terms and provisions which are implied into this Agreement by statute, law or otherwise are hereby excluded, to the extent such exclusion is permitted.

(B)	No variation of this Agreement shall be effective unless made in writing and signed by each of the parties.

9.5	Invalidity

If any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable under the laws of any jurisdiction, the legality, validity and enforceability of the remainder of this Agreement in that jurisdiction shall not be affected, and the legality, validity and enforceability of the whole of this Agreement in any other jurisdiction shall not be affected. The parties hereby undertake to substitute any invalid or unenforceable provision by a valid and enforceable provision which maintains, to the greatest extent possible, the respective interests of the parties as established under the present terms and conditions of this Agreement.

9.6	Notices

Any notice or other communication required to be given under this Agreement shall be in writing in the English language and shall be deemed to have been duly given when delivered in person, or upon confirmation of receipt when transmitted by facsimile transmission, or on receipt after dispatch by registered mail, and shall be addressed as follows (or at such other address as the party to whom notice is to be given has communicated in writing to the other parties):

If to the Seller or the Local Sellers:

Name:	Tornier SAS

For the attention of:	The Président

Address:	161, rue Lavoisier
38330 Montbonnot-Saint-Martin
France

Fax number:	+1 901 867 4195

With a copy to:

Name:	Wright Medical Technology, Inc.

For the attention of:	General Counsel

Address:	1023 Cherry Road
Memphis, TN 38117
United States

Fax number:	+1 901 867 4195

With a copy (for information purposes only) to:

Name:	Simmons & Simmons LLP

For the attention of:	Christian Taylor

Address:	5 boulevard de la Madeleine
75001 Paris
France

Fax number:	+33 1 53 29 16 30

If to the Buyer, the Local Buyers or the Buyer’s Guarantor:

Name:	Corin Limited

For the attention of:	The Chief Executive Officer

Address:	The Corinium Centre
Cirencester
Gloucestershire GL7 1YJ
England

Fax number:	+44 1285 658960

With a copy (for information purposes only) to:

Name:	Keystone Law Limited

For the attention of:	Catherine Williams

Address:	Audley House
13 Palace Street
Victoria
London SW1E 5HX

Fax number:	+44 845 458 9398

9.7	Governing law

This Agreement shall be governed by and construed in accordance with French law, without regard to the principle of conflict of laws that might otherwise be applicable.

9.8	Arbitration clause

Any dispute, action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be exclusively settled by arbitration administered by and pursuant to the Rules of Arbitration of the International Chamber of Commerce (“ICC”), by a single arbitrator appointed in accordance with the said rules. The seat of arbitration shall be Paris (France). The arbitration proceedings will be conducted in English, and the award will be rendered in writing in English. Unless otherwise ordered by the arbitrator, each party shall bear its own costs and fees, including attorneys’ fees and expenses. The parties agree to treat any award made by the arbitral tribunal as final and binding upon them and immediately enforceable against them, and undertake not to exercise or seek to exercise any right of appeal or other challenge against such final award before any court or jurisdiction. Notwithstanding the foregoing, nothing in this Agreement shall prohibit the parties from seeking any preliminary, emergency or interim injunctive relief in any court of competent jurisdiction or from the ICC or arbitrators. Judgment upon any award rendered by the arbitrator may be entered by any court having jurisdiction over the party against whom enforcement is sought.

9.9	Statement of fairness in relation to France

In accordance with article 850 of the French Tax Code, the Parties acknowledge that, with respect to France, this Agreement sets forth the total price agreed amongst the Parties for the Arc Business in France and that if this statement were to be untrue, the penalties under article 1837 of the French Tax Code would apply.

9.10	Filings in relation to France

In accordance with article L. 141-12 of the French Commercial Code, the sale and purchase of the Arc Business shall be subject to publication formalities to be carried out by the Buyer. Within fifteen (15) Business Days from the Effective Date, the Buyer shall publish the sale in the legal newspapers. The sale shall also be registered with the French tax authorities.

In accordance with article 201-1 of the French Tax Code, the Seller shall file with the French tax authorities a declaration of business sale. It results from article 1684 of the French Tax Code that the Buyer can be held jointly and severally liable with the Seller during three (3) months from the declaration of business sale mentioned above for the payment of the corporate income tax and the apprenticeship tax due by the Seller to the French tax authorities.

9.11	Transfer Taxes

All applicable Transfer Taxes that may be imposed upon, or payable or incurred in connection with, this Agreement and the transactions contemplated thereby, shall be borne by the Buyer, regardless of the Party on which such Transfer Taxes are imposed. Consequently, the Buyer shall make all required registrations and filings with the competent Tax authorities within the time periods set forth by the applicable Tax laws and regulations.

9.12	Costs and expenses

Each party shall pay its own fees and expenses incurred by it in connection with the negotiation and performance of this Agreement and the transactions contemplated hereby.

9.13	VAT

The Seller and the Buyer acknowledges that the sale of the Arc Business constitutes a universal transfer in the meaning of article 257 bis of the French Tax Code. The Buyer represents to the Seller that it will operate, and not liquidate, the Arc Business and that it is duly registered for French VAT purposes. Accordingly, the sale of the Arc Business contemplated between the Parties is exempt from French VAT.

The Buyer, as the successor of the Seller, will be responsible, if necessary, for the adjustments of the French input VAT which will become due after the Effective Date and which would have been incurred by the Seller had it continued the Arc Business (regularisation des droits à deduction).

Pursuant to article 287, 5. c) of the French Tax Code, the net amount of the sale of the Arc Business will be reported onto the box 5 – so-called Other Non-Taxable Transactions (autres opérations non imposables) – of the French VAT returns to be subscribed by both the Seller and the Buyer.

If, notwithstanding this clause 9.13, any VAT is payable on the sale of the Arc Business either in France or elsewhere, the Buyer (or the Local Buyer) shall forthwith pay to the Seller (or the Local Seller) the amount of that VAT (including any interest and penalties claimed by the Tax authorities in the relevant country), provided that the Seller (or the Local Seller) issues to the Buyer (or the Local Buyer) a valid VAT invoice in this respect.

Signed in Paris on 21 October 2016, in three (3) originals.

/s/ Sandra Bensoussan	/s/ Stefano Alfonsi
Seller Name: Tornier SAS Represented by: Sandra Bensoussan, a duly authorised attorney	Buyer Name: Corin France SAS Represented by: Stefano Alfonsi Title: Président

/s/ Stefano Alfonsi

Buyer’s Guarantor

Name: Corin Orthopaedics Holdings Limited

Represented by: Stefano Alfonsi

(Director)

in the presence of

/s/ Catherine Williams

(signature of witness)

Catherine Williams

(name of witness)

Lawyer

(witness’ occupation)

17            Road, Dulwich London

(witness’ address)

/s/ Sandra Bensoussan	/s/ Stefano Alfonsi
Tornier Australia Signed for and on behalf of Tornier Pty Limited by: Sandra Bensoussan its attorney under a power of attorney	Corin Australia Signed for and on behalf of Corin Australia Pty Limited by: Stefano Alfonsi its attorney under a power of attorney

/s/ Sandra Bensoussan	/s/ Stefano Alfonsi
Tornier Belgium Name: Tornier Belgium NV Represented by: Sandra Bensoussan, a duly authorised attorney	Corin Belgium Name: Corin Belgium SPRL Represented by: Stefano Alfonsi Director

/s/ Sandra Bensoussan
Tornier Ireland SIGNED for and on behalf of TORNIER ORTHOPEDICS IRELAND LIMITED by its lawfully appointed attorney SANDRA BENSOUSSAN in the presence of:-

/s/ Sandra Bensoussan
(signature of attorney)

/s/ Christian Taylor	(signature of witness)

Christian Taylor	(name of witness)

Lawyer	(witness’ occupation)

5 Boulevard de la Madeleine	(witness’ address)
75001 Paris
France

/s/ Sandra Bensoussan	/s/ Stefano Alfonsi
Tornier Italy Name: Tornier S.r.l. Represented by: Sandra Bensoussan, a duly authorised attorney	Corin Italy Name: Corin Italia S.r.l. Represented by: Stefano Alfonsi duly authorised

/s/ Sandra Bensoussan	/s/ Stefano Alfonsi
Tornier Japan Name: Tornier Japan K.K. Represented by: Sandra Bensoussan, a duly authorised attorney	Corin Japan Name: Corin Japan K.K. Represented by: Stefano Alfonsi duly authorised

/s/ Sandra Bensoussan	/s/ Stefano Alfonsi
Tornier Netherlands Name: Wright Medical Group N.V. Represented by: Sandra Bensoussan, a duly authorised attorney

Corin UK

Name: Corin Limited

Represented by: Stefano Alfonsi

(Director)

in the presence of

/s/ Catherine Williams

(signature of witness)

Catherine Williams

(name of witness)

Lawyer

(witness’ occupation)

17            Road, Dulwich London

(witness’ address)

/s/ Sandra Bensoussan	/s/ Stefano Alfonsi
Tornier Switzerland Name: Tornier AG Represented by: Sandra Bensoussan, a duly authorised attorney	Corin Switzerland Name: Corin GSA GmbH (Swiss branch) Represented by: Stefano Alfonsi duly authorised

/s/ Sandra Bensoussan	/s/ Stefano Alfonsi
Tornier US Name: Tornier, Inc. Represented by: Sandra Bensoussan, a duly authorised attorney

Corin US

Name: Corin USA Limited (US branch)

Represented by: Stefano Alfonsi

(Director)

in the presence of

/s/ Catherine Williams

(signature of witness)

Catherine Williams

(name of witness)

Lawyer

(witness’ occupation)

17            Road, Dulwich London

(witness’ address)